As filed with the Securities and Exchange Commission on January 11, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

BIOFUELS POWER CORPORATION
 (Name of small business issuer in its charter)
Texas (State or other jurisdiction of incorporation or organization)	56-2471691 (I.R.S. Employer Identification No.)

Biofuels Power Corporation
10003 Woodloch Forest Drive, Suite 900
The Woodlands, Texas 77380
 (Address of principal executive offices)

Issuer's telephone number, including area code: (281) 364-9500

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

 Common Stock, $0.01 par value per share

TABLE OF CONTENTS
Information Required in Registration Statement

PART I		PAGE
Item 1:	Description of Business	3
Item 2:	Managements’ Discussion and Analysis or Plan of Operation	16
Item 3:	Description of Property	19
Item 4:	Security + Ownership of Certain Beneficial Owners and Management	20
Item 5:	Directors, Officers, Promoters and Control Persons	21
Item 6:	Executive Compensation	24
Item 7:	Certain Relations and Related Transactions, and Director Independence	27
Item 8:	Description of Securities	27

PART II
Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters	28
Item 2.	Legal Proceedings	29
Item 3.	Changes in and Disagreements with Accountants	29
Item 4.	Recent Sales of Unregistered Securities	29
Item 5.	Indemnification of Directors and Officers	31
PART F/S
	Report of Ham Langston Brezina, LLP on financial statements for the years ended December 31, 2006 and 2005	F-3
	Consolidated Balance Sheet as of December 31, 2006 and 2005	F-4
	Consolidated Statement of Operations for the years ended December 31, 2006 and 2005, and the period from Inception through December 31, 2006	F-5
	Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2006 and 2005 and for the period from inception through December 31, 2006	F-6
	Consolidated Statement of Cash Flow for the years ended December 31, 2006 and 2005, and the period from Inception through December 31, 2006	F-7
	Notes to Consolidated Financial Statements	F-8

	Unaudited Consolidated Balance Sheet as of September 30, 2007 and 2006	F-19
	Unaudited Consolidated Statement of Operations for the nine month periods ended September 30, 2007 and 2006, and the period from Inception through September 30, 2007	F-20
	Unaudited Consolidated Statement of Changes in Stockholders’ Equity for the nine months ended September 30, 2007 and for the period from inception to September 30, 2007	F-21
	Unaudited Consolidated Statement of Cash Flow for the nine month periods ended September 30, 2007 and 2006, and the period from Inception through September 30, 2007	F-23
	Notes to Unaudited Consolidated Financial Statements	F-24

PART III
Items 1 and 2:	Index to Exhibits and Description of Exhibits	32

SIGNATURES		32

PART I

Item 1:                      Description of Business

           History: We were incorporated in Texas as Aegis Products, Inc. on January 20, 2004. Until December 31, 2004, we were a wholly-owned subsidiary of Texoga Technologies Corporation, a Texas corporation that was incorporated in 1996 and engaged in a number of business activities, both directly and through subsidiaries. In late 2004, Texoga’s Board of Directors concluded that Texoga and its subsidiaries would be better able to finance their activities as stand-alone companies, rather than as members of a consolidated group that was engaged in diverse businesses. Therefore, Texoga’s Board of Directors decided to restructure Texoga’s operations and spin off its three subsidiaries to Texoga’s shareholders effective December 31, 2004. Since December 31, 2004, Texoga, our company and our two former sister companies have each operated independently.

           From inception through mid-2006, we engaged in an unsuccessful effort to negotiate military procurement contracts for an explosion preventing aluminum mesh fuel tank filler. In December 2006, we changed our name to Biofuels Power Corporation, raised approximately $1.5 million in equity from the sale of common stock and were appointed successor general partner of two limited partnerships that were syndicated by Texoga during 2006 for the purpose of building and operating biodiesel fueled power generating plants in the metropolitan Houston area. Unless we tell you otherwise, references to “our company,” “we,” “us,” and “our” refer collectively to our company, the two partnerships that we manage as general partner and our recently formed subsidiary Alternative Energy Consultants, LLC. Our executive office is located at 10003 Woodloch Forest Drive, Suite 900, The Woodlands, Texas 77380. Our telephone number is 281-364-9500.

           Introduction: The delivery of useful energy to industrial, commercial and residential buildings in the United States has evolved over many decades into a complex and inherently inefficient dual-pronged system:

•
Electricity for lighting, refrigeration, communications and electrical equipment comes almost exclusively from centralized power plants that serve users through a complex transmission and distribution grid; and

•	On-site heating systems that typically use oil or natural gas to fuel boilers and furnaces generally provide space heating, hot water and industrial process heat.

           This dual-pronged energy delivery system has persisted despite a general recognition that the cogeneration of electricity and heat, a practice known as “combined heat and power,” or “CHP,” can be significantly more energy efficient. With the exception of large-scale industrial applications like oil refining and petrochemical and paper manufacturing, CHP has not attained general acceptance. Even with technical improvements, the electric power industry discharges roughly twice the energy in the form of heat that it delivers to users in the form of electricity. While on-site heating systems usually have better thermal efficiency than centralized power plants, they too suffer from significant heat loss. These inefficiencies in centralized power plants and on-site heating systems are a major contributor to rising atmospheric CO2 levels. We believe political and economic pressures to limit the use of fossil fuels will favor the use of alternative energy technologies.

           We are pioneering the use of biodiesel to fuel small-scale electrical power generating plants that include ancillary heating and cooling facilities and are located in close proximity to the end-users they serve. We use the term “Integrated Energy Systems,” or “IES,” to describe these facilities. We believe Integrated Energy Systems can reduce demand on the nation's utility grid, increase energy efficiency, reduce air pollution and greenhouse gas emissions, protect against power outages, and, in many cases, significantly reduce total energy costs for end-users.

Biodiesel is a diesel fuel substitute that is made from 100% renewable raw materials such as plant oils and animal fats and has almost the same energy density (120,000 BTUs per gallon) as petroleum-based diesel (132,000 BTUs per gallon). The process that transforms raw plant oils and animal fats into biodiesel is called transesterification. The reaction is accomplished through a relatively simple process of mixing lye and methanol with raw plant oil or animal fat; separating the resulting biodiesel (90%) and glycerin (10%) using conventional gravity separation; and removing any free methanol and water by passing the finished biodiesel through a high-temperature evaporator. Biodiesel production does not create toxic byproducts. Since the carbon dioxide released when biodiesel is burned was removed from the air during production of the feedstock, biodiesel is a “carbon neutral” fuel that does not contribute to the accumulation of CO2. Biodiesel also emits fewer ancillary pollutants such as unburned hydrocarbons, sulfates, carbon monoxide and soot. Biodiesel is the only alternative fuel that complies with the health effects testing requirements of the 1990 Clean Air Act Amendments. It is also is the only alternative fuel that runs in any conventional, unmodified diesel engine. Other benefits of biodiesel include:

•	Reduced fire risk because the flash point of biodiesel is higher than petroleum-based diesel;

•	Reduced environmental risk because biodiesel is non-toxic and biodegradable;

•	Reduced reliance on limited natural resources like coal, oil and natural gas;

•	Reduced competition for uncertain imported energy supplies; and

•	Significant long-term benefits for agriculture and the domestic economy.

           Biodiesel can be stored anywhere that petroleum-based diesel fuel is stored. It is safer to handle and transport because biodiesel is biodegradable and has a higher flashpoint (260°F) than petroleum-based diesel (130°F). Biodiesel can also extend the life of diesel engines because it is more lubricating than petroleum-based diesel fuel, while fuel consumption, power output, and engine torque are relatively unaffected.

           Business: The initial focus of our business is on an eight-county region surrounding Houston, Texas that is generally referred to as the Houston-Galveston-Brazoria Eight Hour Ozone Non-attainment Area (the “HGB”). The HGB has chronic air quality problems because of the density of petrochemical plants and other heavy industry. As a result, the Texas Commission on Environmental Quality (the “TCEQ”) has adopted a variety of source control regulations and strategies to combat air pollution and improve air quality within the HGB.

           We believe the use of biodiesel as the principal fuel for our IES facilities can increase air quality in the HGB and provide needed additional generating capacity without adversely impacting the petrochemical and other industries that are the economic lifeblood of the region. We also believe the collateral benefits of our strategy to use biodiesel as the principal fuel for IES facilities, as compared with traditional centralized generation and distribution of electricity alone, include:

•	Rapid response to changing demand requirements at a low cost per megawatt (“MW”) of installed capacity;

•	Reduced demand for generation, transmission and distribution upgrades in congested electric service areas and rapidly growing markets;

•	Increased grid stability from IES facilities located in close proximity to end-users;

•	Reduced reliance on fossil fuels for heating and cooling and lower toxic emissions than coal or petroleum fueled generators;

•
Relative insensitivity to fuel prices due to high overall efficiencies achieved at IES facilities, including the use of waste heat to operate absorption type air conditioning systems (displacing electric-powered refrigeration during periods of peak summer demand); and

•	First mover advantages from producing green electricity in the 4th largest metropolitan area in the country.

           Operations: Our current operations are conducted at two sites in Montgomery County, Texas. Both of our facilities are located approximately 35 miles north of downtown Houston; have excellent road access; are within one mile of I-45, the major north-south highway from Houston to Dallas; and are in close proximity to The Woodlands, a 35,000 household master-planned community that has been the third best-selling residential community in the nation and #1 in Texas since 1990.

           At the date of this registration statement, we have:

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Leased a 1/2-acre industrial site from the City of Oak Ridge North on a 44-month renewable ground lease; built a 3,000 square foot building and control room; and installed a biodiesel fueled generating plant that has 15,000 gallons of heated fuel storage and uses three Caterpillar diesel generators with a combined capacity of approximately 5 MW;

•
Leased a 1.5 acre industrial site in an unincorporated area of Montgomery County on the outskirts of the Woodlands, Texas; built a 2,200 square foot building and control room; and installed a biodiesel fueled generating plant that has 25,000 gallons of heated fuel storage and uses a General Electric Combustion Gas Turbine generator with a rated capacity of just under 10 MW;

•
Commenced additional site preparation at our Montgomery County facility for a second biodiesel fueled generating plant that will use a Westinghouse boiler and steam turbine system with a rated capacity of approximately 2.5 MW;

•
Commenced planning for ancillary systems to collect waste heat from our generators and use that waste heat to provide space heating, air conditioning and industrial process heat to customers who operate in close proximity to our facilities.

We completed the necessary shakedown testing, performance evaluations and emissions testing at our Oak Ridge North generating plant in February 2007. The Oak Ridge North plant was then placed in service and connected to the Electric Reliability Council of Texas (“ERCOT”) grid, which serves the deregulated electricity market for 75% of the State of Texas.  This is the first generating plant in the United States to deliver electricity to the power grid running entirely on biodiesel. Our nearby Montgomery County generating plantwas connected to the EntergyGulf States, Inc.gridin December 2007 and is currently undergoing shakedown testingandperformance evaluations. Entergyservices 2.7 million utility customers in Texas, Arkansas, Louisiana and Mississippi and is interconnected with the nationwide Federal Energy Regulatory Commission (“FERC”) grid. We believe the ability to sell electricity to customers in two major electric power grids demonstrates our capabilities and will facilitateour planned growth.

           Our power generation operations are conducted at fixed locations using a variety of generator technologies. As a result, we can and do:

•	Use exhaust gasses to heat storage tanks for biodiesel made from less expensive feedstock including animal fat and high pour point plant oils that are not suitable for use in transportation fuel; and

•	Use “off-spec” biodiesel that results from processing errors made by new entrants in the biodiesel industry who have not yet optimized their equipment, systems and processes.

When our planned boiler and steam turbine is installed and operational, we intend to evaluate the potential for using glycerin and other by-products of biodiesel production, together with readily available biomass, to satisfy all or part of the fuel requirements for the boiler system.

           Our Montgomery County facility is adjacent to a 30 million gallon per year biodiesel refinery operated by our former sister company Safe Renewables Corporation. The site is served by an old Union Pacific rail spur that requires an extension and upgrade, but will allow us to receive bulk shipments by rail. It is also adjacent to a 50-acre tract of undeveloped land that is zoned for industrial use. In cooperation with the Houston Advanced Research Center and several development partners, we have applied for a DOE grant to develop the nation’s first green energy industrial park on the adjacent tract, and use the waste heat from our Montgomery County facility to provide combined CHP services to future tenants. If our plans to develop a new industrial park are realized, that development should allow us to create a significant supplemental income stream from the waste heat that would otherwise be lost, but has substantial value for industrial heating and refrigeration.

           We have identified a number of inactive electric generating and cogeneration facilities in the HGB that are owned by others but may be available for lease or purchase. We believe that the HGB presents significant potential for the acquisition of IES facilities and for operating partnerships with owners of established cogeneration facilities.

           Biodiesel Supply and Production: Biodiesel can be manufactured from almost any plant oil or animal fat. However, the physical characteristics of the resulting fuel depend in large part on the physical characteristics of the original feedstock. Plant oils like soy and cottonseed that remain liquid over a wide temperature range are converted into biodiesel that remains liquid over a wide temperature range and can be easily used in transportation. Animal fats and plant oils that solidify at low temperatures produce biodiesel that solidifies at low temperatures. As a result, biodiesel made from animal fats and plant oils that solidify at low temperatures is generally not desirable for use in automobiles, trucks and other transportation applications where the fuel will be exposed to cold weather conditions. Biodiesel is classified as a renewable fuel that is eligible for refundable federal credits of $1.00 per gallon for biodiesel manufactured from new plant oils, fats and other virgin agricultural products and $0.50 per gallon for biodiesel produced from non virgin oil and fats. For biodiesel used in transportation, the credit is claimed as an offset against the federal excise tax for motor fuels. For biodiesel used in IES and other off-road applications, the credit is paid directly by the federal government.

           The cost of feedstock depends largely on whether the feedstock has an alternate use in the consumer food market, either for cooking oil or as food for people or animals. Feedstocks like soybean oil that have significant value in the food market are generally far more expensive that feedstocks like tallow that have limited value in the food market. Over the last year, for example, soybean oil has traded in the range of $0.33 to $0.52 per pound, while tallow and yellow grease have traded in the range of $0.15 to $0.28 per pound. The following graph has been derived from data published by Jacobson Fats & Oils Bulletin and shows, for the period from January 1, 2004 through September 30, 2007, the average monthly prices for the principal fats and oils we use for biodiesel feedstock.

Biodiesel requires approximately eight pounds of feedstock for each gallon of finished fuel. It also requires ancillary raw materials (principally methanol and lye) that cost approximately $0.25 per gallon of finished fuel. At current feedstock prices, biodiesel can be more expensive than petroleum-based diesel. While various credits and agricultural support payments improve the economics of biodiesel production, it is difficult to profitably produce biodiesel at current feedstock prices. The following table provides summary information on the various classes of feedstock that are used for biodiesel, the flexibility of feedstock supplies, and the relative cost of finished biodiesel produced from each class of feedstock.

FEEDSTOCK	COST	SUPPLY FLEXIBILITY	BIODIESEL COST
Virgin plant oils: Soy, palm, canola, corn, etc.	High: $0.35-$0.50 per lb	Fixed: Dependent on annual	$2.50 to $3.80 per gallon after tax credits
Virgin animal fats: Lard, tallow, poultry fat, fish oil	Moderate: $0.30-$0.40 per lb	Fixed: Dependent on meat, poultry and fish production	$1.95 to $2.95 per gallon after tax credits
Recycled feedstock: Used restaurant and trap grease	Low: $0.20-$0.30 per lb	Fixed: Dependent on restaurant fryer activity	$1.60 to $2.45 per gallon after tax credits
Source: Jacobsen Fats and Oils Bulletin.

           We have negotiated a long-term requirements-based supply relationship with Safe Renewables that gives us the right to buy up to 1.6 million gallons of biodiesel per month. We provide all required raw materials to Safe Renewables and pay a processing fee of $0.50 per gallon. Safe Renewables then processes our raw materials into power fuel and delivers the finished product to us. Our relationship with Safe Renewables is sufficient to fuel up to 40 MW of IES capacity. Depending on the success of our business development efforts, Safe Renewables has expressed a willingness to operate a dedicated biodiesel plant to facilitate our future expansion.

IES is a stationary activity, meaning that IES facilities are built in a particular location with the intention of operating from that location for years. In a fixed location, it is a simple matter to use exhaust gases to heat fuel storage tanks and fuel lines. Since we have the ability to heat our fuel systems and fuel costs are the most expensive component of our overall operating costs, we plan to use biodiesle made from less desirable feedstock supplies like beef tallow, pork tallow, chicken fat and palm oil whenever possible. We also plan to use “off-spec” biodiesel that is frequently produced by new entrants to the industry that have not yet optimized their production processes.

           Electric Power in Texas: The generation, distribution and sale of electricity in the state of Texas is managed by ERCOT, which operates the electric grid and manages the deregulated market for approximately 75% of the state. Within the ERCOT system, there are approximately 130 certified retail electric providers and more than 180 registered power marketers. As a power producer, we have the option of selling our electricity:

•	for the balancing energy price that is established every 15 minutes;

•	for the day-ahead price that is established on a daily basis;

•	under a short-term contract with an end-user; or

•	under a long-term contract with an end-user.

We can also pre-sell all or part of our electricity in the ERCOT futures market.

Operating Revenues:The annual average wholesale producer’s price for electricity in Texas is approximately $65 per megawatt-hour, or “MWh.” During the summer months and other peak demand periods, producer’s prices increase to highs of $180 per MWh. In addition to the sale of wholesale electrical power, the company receives an IRS Excise Tax Rebate of $1.00 for each gallon of renewable fuel used to produce electricity.

Our Oak Ridge North facilityburnsbetween 75 and 80 gallons of biodiesel for each MWh of electricity that it generates. To avoid a situation where our fuel costs exceed our operating revenue, we must purchase fuel on opportunistic terms; carefully monitor the balance between fuel costs and electricity value; and restrict generating operations to peak demand periods when the value of the electricity we produce is greater than the cost of the fuel we consume. Our current practice of operating during peak price periods and remaining idle when prices are lower does not fully utilize our generating capacity and our business model will not be successful in the long-run unless we can realize a premium price for our electricity and generate significant ancillary revenues. As our business matures, we hope to derive additional operating revenue from a variety of sources including:

●
Federal Excise Tax Rebate Biodiesel produced from virgin oils and fats and used as a fuel is entitled to a $1.00 per gallon rebate ($0.50 for non virgin oils and fats) from the Federal Government in the form of an Excise Tax Rebate.  IRS Form 720 is a quarterly report that allows 637 M registered blenders to request the $1.00 per gallon rebate using the registered Biodiesel Producer's Certificate of Biodiesel.

•
Green Electricity Premium (GEP) Electricity produced from biodiesel is classified as “green” electricity because the carbon dioxide released when biodiesel is burned was removed from the air during production of the feedstock. While we have not done so to date, we believe we may be able to obtain higher prices from end-users that are willing to pay a significant premium for the goodwill associated with environmentally conscious energy policies.

•
Heating and Air Conditioning Services (HACS) Waste heat produced by our generating plants is currently vented to the atmosphere and lost. Nevertheless, we believe our waste heat has substantial economic value to commercial and industrial concerns that operate in close proximity to our plants and can use our waste heat to satisfy their heating and air conditioning requirements. We plan to purchase and install a combination of heat collection and adsorption cooling equipment on each of our generating plants and to sell HACS to customers in the immediate vicinity of our plants. We believe the potential value of our planned HACS may equal or exceed the initial value of our power generation revenue.

•
Renewable Energy Credits (REC) RECs have been mandated as part of Texas’ deregulation of the electric utility industry. Generating facilities are granted RECs in direct proportion to the MWh of renewable energy produced from sources such as hydro, wind, solar, biogas and renewable fuels. In turn, all retail electric providers in Texas are required to hold RECs based on the level of their annual retail sales in the state. RECs trade separately from the produced electricity and have an independent value determined by market forces. Since 2003, RECs in Texas generally have traded in the $10 to $13 per MWh range, although recent trading data implies a softening of demand and concomitant reduction in REC value.

•
Emission Reduction Credits (ERC) The HGB Mass Emission Cap & Trade program was adopted in December 2000. The program is managed by the TCEQ and establishes emission caps for the HGB. The emissions covered by the program include nitrous oxide; volatile organic compounds; carbon monoxide; sulfur dioxide; and particulates. Since biodiesel, or biodiesel combined with additives or catalytic converters, can reduce emissions in each of the covered emissions classes and all of our current and planned operations will be conducted within the HGB, we may be able to generate substantial emission reduction credits.

•
Greenhouse Gas Credits (GGC) Large quantities of CO2, a “greenhouse gas” that is widely believed to be a principal cause of global warming, are produced whenever hydrocarbons are used for fuel. At present, there are no Federal or State or local regulations that restrict the production of CO2 or other greenhouse gases. Nevertheless, increased awareness of global warming and other problems associated with greenhouse gas emissions is driving efforts throughout the industrialized world to regulate and restrict future CO2 emissions. If CO2 emission standards are adopted, biodiesel is likely to become a preferred fuel because it is carbon neutral. It is presently impossible to predict whether CO2 reduction initiatives will be adopted in the State of Texas, when such initiatives might be adopted or the potential value of any future carbon reduction credits that may be available to us.

Our Oak Ridge North facility was connected to the ERCOT grid in February 2007 and has not, at the date of this registration statement, had a sufficient operating history to be classified as a “base load” facility. Our Montgomery County facility was connected to the Entergy grid in December 2007 and is still undergoing performance and shakedown testing. To be classified as a base load facility, a power generating plant is typically required to demonstrate reliable power generation for a period of six to ninemonths. Until our Oak Ridge North and Montgomery County facilities are classified as base load facilities, it will be difficult for us to negotiatecontracts with end users that provide for a GEP because we will not be able to assure potential customers that our generating facilities will be able to meet their requirements.

           There is no assurance that our plans to augment our revenue from electricity sales with the incentives described above will be successful. Even if we realize substantial ancillary revenues from these sources and others, there is no assurance that our revenues will ever exceed our operating costs or that we will be able to generate operating profits on a sustained basis. If we are unable to significantly increase our operating revenue or significantly reduce our fuel costs, our business will fail.

           Sales and Marketing: We began generating electricity in February 2007 and presently sell our electricity for the balancing energy price. Our sales activities are conducted by Fulcrum Power Services, LP, an ERCOT registered independent power marketer that receives a flat fee of $6,000 per month for its services to us. Currently, our electricity is sold into the ERCOT grid for the balancing energy price of approximately $65 per MWh. While we believe we will be able to negotiate a significant GEP when our generating facilities have established a track record for reliability and performance, we are unable to predict the amount of the potential GEP or the period of time that we will be required to sell our electricity at the lower balancing energy price before we can enter into an end-user contract. Since the balancing energy price is significantly lower than the price we hope to realize over the long term, delays in obtaining an end-user contract or less favorable terms than we presently anticipate may adversely impact our current and future operating performance.

           Partnership operations: Texoga Biofuels Partners 2006-I (“TBP-I”) was a Texas limited partnership that was syndicated by Texoga in April 2006 and raised $3.5 million of capital from the private sale of 3,500 units of limited partnership interest to accredited investors. TBP-I financed 100% of the cost of our Oak Ridge North facility and owned 100% of that facility. We became general partner of TBP-I in December 2006 and immediately offered to exchange shares of our common stock for TBP-I units at an effective price of $0.75 per share. During 2006, we issued 1,050,000 shares of our common stock to purchase 700 TBP-I units. During 2007, we issued 2,317,500 additional shares to purchase 1,545 additional TBP-I units. We subsequently offered to acquire all remaining TBP-I units for a combination of cash, stock and convertible subordinated notes. At the date of this registration statement, we have acquired all of the general and limited partner interests in TBP-I, dissolved the partnership and assumed direct ownership of the Oak Ridge North facility.

           Texoga Biofuels Partners 2006-II (“TBP-II”) is a limited partnership that was syndicated by Texoga in August 2006 and raised $3.5 million of capital from the private sale of 3,500 units of limited partnership interest to accredited investors. TBP-II financed 100% of the cost our Montgomery County facility and has a 90% ownership interest in the facility. We became general partner of TBP-II in December 2006 and immediately offered to exchange shares of our common stock for TBP-II units at an effective price of $0.75 per share. During 2006, we issued 870,000 shares of our common stock to purchase 580 TBP-II units. During 2007, we issued 2,055,000 additional shares to purchase 1,370 additional TBP-II units. We subsequently offered to acquire all remaining TBP-II units for a combination of cash, stock and convertible subordinated notes. On the date of this registration statement, we own a 10% general partner interest in TBP-II and have acquired 1,950 TBP-II units. Between our direct ownership interest in the Montgomery County facility and our indirect ownership through general and limited partner interests in TBP-II, we own 56% of the Montgomery County facility.

           The exchange of TBP-II units for shares of our common stock has not changed the structure of TBP-II or adversely impacted the rights of its limited partners. However, as the beneficial owner of limited partner interests, our company is entitled to receive the same distributions the original investors would have received in the absence of our exchange offer. Under the terms of the applicable agreements, the limited partners of TBP-II are entitled to receive 90% of net cash flow from our Montgomery County facility until they receive cumulative cash distributions of $3.3 million. Thereafter, the limited partners will be entitled to receive 15% of the net cash flow until we exercise the buy-out rights specified in the underlying agreements.

The $456,450 in promissory notes we issued to acquire TBP-I and TBP-II units are unsecured and subordinated to all future senior indebtedness, including bank debt; bear interest at the rate of 12.5% per year, payable quarterly;and are due on the fourth anniversary of the issue date. If our common stock is trading on a national securities exchange or the OTC Bulletin Board on the due date and satisfies certain volume and market price requirements, we will have the option, with payee partner consent,to either pay the principal in cash, or issue shares of the Company’s common stock valued at $3 per share.

           Newly formed subsidiary: In August 2007, we organized a subsidiary limited liability company named Alternative Energy Consultants, LLC (“AEC”), which will engage in the business of designing and building standardized biodiesel refineries and IES facilities for our company and third parties. Our ultimate goal for AEC is to develop an engineering staff for the design work; a fabrication division to manufacture key components; and a field staff to provide procurement, construction and operating services. AEC’s initial designs are based on modifications to the Safe Renewables refinery and our Oak Ridge North and Montgomery County facilities. As we develop additional experience in the development and construction of new IES facilities, those designs will also be made available to third parties through AEC.

           Competition: In the electric power markets, we compete with all major utilities that provide power to the ERCOT and Entergy grids, and a variety of small power producers including CHP facilities, wind farms and solar power installations. Most of our competitors have greater financial resources and lower fuel costs than we do; are able to produce electricity for a lower cost per MWh than we can; and are better able to withstand periods of low electricity prices without suffering negative cash flow from generating activities. In the markets for green and renewable electricity, we will compete primarily with wind farms and solar power installations, which offer the same renewable and clean power advantages that we do while incurring significantly lower operating costs. At present, there are no facilities in our operating area that offer CHP facilities to end users and we are not aware of any plans to install such facilities in the future. If we are successful in our efforts to develop a green energy industrial park on an adjacent property, we expect to have a captive market for our electric power and ancillary heat and cooling services. Since our planned industrial park will be one of a handful of sites between Houston and Dallas that have ready rail access, we believe it will be an attractive location for a wide variety of potential tenants. However there can be no assurance that we will be able to attract tenants that have substantial requirements for electricity, heating and cooling. Under the circumstances, there is no assurance that we will ever be able to compete effectively.

Regulatory Compliance: We are not subject to extensive government regulation. We are required to file for local construction permits (electrical, mechanical and the like) and utility interconnects, and we must make various local and state filings related to environmental emissions. Our expenditures for regulatory compliance are not material.

           Research and Development, Patents and Intellectual Property: During the last two years, we have no material expenditures for activities that are properly classified as research and development. We do not own any patents and our business plan is not based on intellectual property other than the know-how and experience of our directors, officers and key employees.

           Employees: We have seven employees at the date of this registration statement including a two-member engineering team, a three-member management and business development team and two administrative employees. We also use part-time independent contractors to perform a variety of specialized services. Over the next twelve months, we plan to hire six additional employees for our engineering and management teams. We are not subject to any collective bargaining agreements and believe our relations with our employees are good.  For construction of facilities, the company uses outside construction firms and subcontract labor to supplement our workforce.

Periodic Reporting and Audited Financial Statements

           After the effectiveness of this registration statement, we will be required to file annual and quarterly reports, proxy statements and other reports with the SEC. All registration statement amendments, reports and other filings we make with the SEC will be available on our corporate website at www.biofuelspower.com. We presently expect the costs of operating as a public company to increase our annual operating expense by $200,000 to $300,000.

Cautionary Note Regarding Forward-Looking Statements

           This Form 10-SB contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our customer’s or our industry's actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. "Risk Factors," "Management's Discussion and Analysis or Plan of Operation" and "Business," as well as other sections in this Form 10-SB, discuss some of the factors that could contribute to these differences.

           The forward-looking statements made in this Form 10-SB relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

           This registration statement on Form 10-SB contains market data related to our business and industry. The market data is based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the results we presently anticipate. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock if one should develop.

Risk Factors

           Our business involves a high degree of risk. The following risk factors should be considered carefully in addition to the other information contained in this Form 10-SB.

           We are an early stage company, our business is evolving and our prospects are difficult to evaluate.

           From inception through mid-2006, we engaged in an unsuccessful effort to negotiate military procurement contracts for an explosion preventing aluminum mesh fuel tank filler. In December 2006, we changed our name to Biofuels Power Corporation, raised approximately $1.5 million in new capital and assumed operational and legal responsibility for two partnerships that were organized during 2006. This change in focus required us to establish purchasing and power distribution capabilities that we did not need in earlier periods. It has also significantly increased the amount of capital required for fuel inventories and increased our exposure to upstream commodity price and downstream power price fluctuations. We have no material operating history that you can rely on in connection with an investment decision. Our prospects must be carefully considered in light of our history, our high capital costs, our exposure to commodity and power price fluctuations and the other risks, uncertainties and difficulties that are typically encountered by companies that are implementing novel business models. Some of the principal risks and difficulties we expect to encounter include our ability to:

•	Raise substantial capital to finance our planned expansion, together with the losses we expect to incur as we begin a period of rapid growth;

•	Install our planned HACS facilities and design and build new IES facilities while maintaining effective control over the cost of new facilities;

•	Reduce the risk of commodity price swings and optimize the value of the GEP and HACS we produce through price hedging, forward contracts and similar activities;

•	Develop, implement and maintain financial and management control systems and processes to control the cost of our power generating activities;

•	Develop, implement and maintain systems to ensure compliance with a variety of governmental and quasi-governmental rules, regulations and policies;

•	Adapt and successfully execute our rapidly evolving and inherently unpredictable business plan and respond to competitive developments and changing market conditions;

•	Attract, retain and motivate qualified personnel; and

•	Manage each of the other risks identified in this registration statement.

Because of our lack of operating history and our early stage of development, we have limited insight into trends and conditions that may exist or might emerge and affect our business. There is no assurance that our business strategy will be successful or that we can or will successfully address these risks.

           Over the long-term, we must obtain a premium price for our green electricity or our business will fail.

           The annual average commercial price for electricity in Texas is approximately $65 per MWh. During the summer and other periods of peak demand, average prices increase to highs of $180 per MWh. In our Oak Ridge North and Montgomery County facilities, we burn between 75 and 80 gallons of biodiesel for each MWh of electricity that we generate. If our fuel costs exceed our revenue from electricity sales and IRS Excise Tax Rebate ($1.00) by a significant margin and we cannot profitably use biodiesel as fuel to generate power unless we are able to obtain a premium price for “green electricity.” We believe a variety of industrial, commercial and individual end-users will be willing to pay a significant premium for a reliable source of green electricity, but we have no end-user contracts at the date of this registration statement and will not be able to negotiate such contracts until we establish our reliability as a power producer. There is no assurance that our plans to augment our revenue from electricity sales with ancillary revenue from GEPs, HACS, RECs, ERCs and GGCs will be successful. Even if we realize substantial ancillary revenues from these sources and others, there is no assurance that our revenues will ever exceed our operating costs or that we will be able to generate operating profits on a sustained basis. If we are unable to significantly increase our operating revenue or significantly reduce our fuel costs, our business will fail.

           Our growth strategy may not be executed as planned which could adversely impact our financial condition and results of operations.

           There can be no assurance that our rapidly evolving and inherently unpredictable growth strategy will be successful. For example, there can be no assurance that “green electricity” generated from alternative fuels will command a meaningful premium in the marketplace. Likewise, there can be no assurances that potential HACS customers will be willing to pay a reasonable price for HACS services. Similarly, there can be no guarantee that our investment in biodiesel fueled IES facilities will not be adversely impacted as a result of unanticipated changes in available technologies, fossil fuel prices or environmental regulatory policies. Execution of our growth strategy, if achieved, may take longer than expected or cost more than expected. Our growth strategy is dependent upon many variables, including, but not limited to, market, legislative and regulatory dynamics. Any change to any of these dynamics could affect the execution our growth strategy, including causing management to change its strategy.

           The operation and maintenance of IES facilities involves significant risks that could adversely affect our results of operations and financial condition.

           The operation and maintenance of IES facilities involves many risks, including start-up risks, breakdown or failure of facilities, lack of sufficient capital to maintain the facilities, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output, efficiency or reliability, the occurrence of any of which could result in lost revenues and/or increased expenses. Our existing facilities in Oak Ridge North and Montgomery County were built with used equipment. Even if our equipment is maintained in accordance with good engineering practices, it may require significant expenditures to maintain adequate levels of efficiency and reliability. The risk of increased maintenance and capital expenditures is exacerbated by our current practice of running only during peak demand periods to maximize our revenues. Our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, our company could be subject to additional costs and/or the write-off of its investment in the project or improvement.

           We expect to incur substantial losses in the future as we expand our operations, build new facilities and develop new markets for our green electricity.

           We commenced generating activities from our 5 MW facility in Oak Ridge North, Texas in February 2007 and are presently conducting testing of our 10 MW Montgomery County facility. We expect to incur substantial losses in the future as we expand our operations, build new facilities and develop new markets for our green electricity. We believe our losses will be highest during cooler months of the year when electricity prices are at their lowest. Even during the summer months, however, we do not expect our operations to be profitable unless we are able to negotiate a substantial GEP or develop substantial ancillary revenue from other sources. Accordingly, we expect to generate recurring losses until we can establish our reliability as a power producer and negotiate end-user contracts that provide premium prices for green electricity. Moreover:

•	we will incur substantial additional costs for procurement, marketing and administrative overhead as we retain new management and hire suitable operating personnel;

•
we will incur substantial additional depreciation and amortization costs associated with new facilities and those costs may be significantly greater than the per unit costs we have incurred to date; and

•        our activities as an active power producer will expose our company to commodity price risks on both the fuel we use and the electricity we generate.

In combination, the foregoing costs and expenses will likely give rise to substantial near-term operating losses and may prevent our company from achieving profitability for an extended period of time. We expect to rely on equity financing to fund our operating losses and other cash requirements until we are able to negotiate a GEP and develop ancillary sources of revenue. If our net losses continue, we will experience negative cash flow, which will hamper current operations and prevent our company from expanding. We may be unable to attain, sustain or increase profitability on a quarterly or annual basis in the future, which could require us to scale back or terminate our operations.

           The market prices for feedstock are highly volatile and subject to increasing pressure from alternative fuel producers, which may cause our fuel costs and cause our results of operations to fluctuate.

           We purchase our biodiesel from Safe Renewables under a manufacturing agreement that requires us to pay the cost of all required feedstock and chemicals, together with a $0.50 per gallon processing fee. The principal raw materials used in the production of biodiesel are commodities that are subject to substantial price variations due to factors beyond our control. Commodity prices are determined from minute to minute based on supply and demand and can be highly volatile. As more producers enter the biodiesel business, competition for available feedstock supplies is expected to increase. There can be no assurances that our hedging activities will effectively insulate us from future commodity price volatility or that the value of the feedstock we use will not exceed the value of the electricity we generate. In the event that we are unable to pass increases in the price of raw materials to our customers, our operating results will suffer. We cannot predict the future price of our biodiesel feedstock and any material increase in the price of our feedstocks will adversely affect our operating performance.

           Our activities cannot be fully hedged against changes in commodity prices and our hedging procedures may not work as planned or hedge counterparties may default on their obligations to us.

           We cannot fully hedge the risk associated with changes in feedstock and electricity prices. To the extent that we have un-hedged positions, fluctuating commodity and power prices can materially impact our results of operations and financial position. To manage our financial exposure to commodity and energy price fluctuations, we will routinely enter into contracts to hedge portions of our feedstock requirements and may enter into contracts to hedge portions of our generating capacity. As part of this strategy, we may enter into fixed-price forward purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. Although we intend to devote a considerable amount of management time and effort to the establishment of risk management procedures as well as the ongoing review of the implementation of these procedures, the procedures in place may not always be followed or may not always function as planned and we cannot eliminate all the risks associated with these activities. As a result of these and other factors, we cannot precisely predict the impact that risk management decisions may have on our business, results of operations or financial position.

           To the extent that we engage in hedging and risk management activities, our company will be exposed to the risk that counterparties that owe us money or commodities as a result of market transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to make alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, we might incur losses in addition to amounts, if any, already paid to the counterparties. ERCOT market participants are also exposed to risks that another ERCOT market participant may default in its obligations to pay ERCOT for power taken, in which case such costs, to the extent not offset by posted security and other protections available to ERCOT, may be allocated to various non-defaulting ERCOT market participants, including our company.

           In connection with our hedging and risk management activities, we may be required to guarantee or indemnify our performance relating to such activities. We might not be able to satisfy all of these guarantees and indemnification obligations if they were to come due at the same time. In addition, reductions in credit quality or changes in the market prices could increase the cash collateral required to be posted in connection with hedging and risk management activities, which could materially impact our liquidity and financial position.

           We are dependent on tax incentives and other governmental subsidies.

           Our business plan depends on the continued availability of tax incentives and other governmental subsidies. If the Federal and/or State government decide to modify the subsidy regime in a way that significantly curtails the amount of available subsidies, the impact on our company could be substantial. While we believe the existing tax incentives and other governmental subsidies are not likely to change rapidly; there is no assurance that future incentives will be comparable with current incentives. Even with current incentives, there can be no assurance that our business will be profitable. The repeal or a material reduction of the tax incentives and other subsidies would materially impact our revenue and could force us to suspend or terminate operations.

           The repeal or modification of environmental laws favoring the use of biodiesel for power generation could reduce the demand for our green electricity and cause our sales and profitability to decline.

           In areas like the HGB that suffer from persistent air quality problems, the use of biodiesel as fuel for electric generators can permit users to significantly reduce their regulated emissions without requiring exotic pollution control equipment and other expensive modifications to existing facilities. Most industrial users of electricity require a reliable supply at a predictable cost and are unwilling to accept the inherent risk of supply-chain disruptions that accompany a new fuel like biodiesel or new production facilities like ours. Therefore, we believe we will be unable to earn a significant market position in the industrial power market until we can conclusively demonstrate our ability to reliably produce and deliver green electricity in the volumes required by industrial users. Since we believe the combination of tax incentives and environmental regulations make biodiesel-fueled electricity particularly attractive to industrial users, we believe the repeal or substantial amendment of federal and state air quality regulations could have a detrimental effect on our business and adversely affect our operating performance.

           We will not be able to offer direct performance or price advantages to end-users and our marketing efforts will be based primarily on environmental benefits.

           Electricity is a fungible commodity and green electricity has no performance advantages over electricity generated from nuclear, coal or gas-fired plants. Therefore, our only competitive advantages are indirect benefits from reduced emissions. While emission reduction benefits can have substantial value to end-users who are subject to regulatory compulsion to reduce their air quality footprint, that value can be difficult to quantify. If we are unable to identify environmentally conscious end-users who believe that the benefits of green electricity outweigh the premium price that we must obtain, our business will not be successful.

           Introducing green electricity to the market is time consuming and expensive and may not ultimately result in an operating profit.

           To achieve profitable operations, we must convince potential customers that green electricity generated from renewable fuels is worth a premium price. The cost associated with the introduction of green products can be very high and new product lines often generate substantial losses for an extended period of time before making a meaningful contribution to administrative overhead. There is no assurance that our green electricity will command a premium price in the market or that our marketing activities will be successful or profitable. Even if we are ultimately successful, delays, additional expenses and other factors may significantly impair our potential profitability and there is no assurance that our company will ever generate an operating profit.

           Violations of environmental regulations could subject our company to severe penalties and adversely affect our sales and profitability.

           The generation of electricity in biodiesel-fueled facilities is subject to regulation by various federal and state government agencies, including, but not limited to, the EPA the TCEQ and other agencies in each jurisdiction where our existing and proposed facilities are located. Environmental laws and regulations that affect our operations, and that are expected to affect our planned operations, are extensive and have become progressively more stringent. Applicable laws and regulations are subject to change, which could be made retroactively. Violations of environmental laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations and/or facility shutdowns. If significant unforeseen liabilities arise for corrective action or other compliance, our sales and profitability could be adversely affected.

           We may be unable to obtain commercially reasonable terms on construction contracts for our planned power generation facilities

           We served as our own contractor for our Oak Ridge North and Montgomery County facilities and performed all necessary engineering, procurement and construction work in-house or using third-party consultants. We have recently created a wholly-owned subsidiary named Alternative Energy Consulting LLC (AEC) to manage our engineering, procurement and construction work and perform comparable services for third parties. We presently own 100% of AEC, although our percentage interest is expected to decline as it hires additional staff and expands its operations. We plan to rely on AEC in connection with planned future expansion of our generating capacity. If we are not able to obtain commercially reasonable terms from AEC for any future acquisition and construction projects, our operations and planned growth could be adversely affected.

           We may need to increase cost estimates for the acquisition or construction of future IES facilities

           The cost of engineering, procurement and construction for new IES facilities could increase significantly and there is no assurance that the final cost of any IES facilities we establish in the future will not be materially higher than anticipated. There may be design changes, material cost escalations or budgetary overruns associated with the construction of future plants. Any significant increase in the estimated construction cost of the plants could delay our ability to generate revenues or reduce the amount of revenues realized.

           Various risks associated with the construction of our planned generating facilities may adversely affect our sales and profitability.

           We may experience delays in the construction of our planned 10 MW CGT generating facility and any additional power generation facilities that we decide to build or acquire in the future. We may also encounter defects in materials and/or workmanship in connection with such projects. Any defects could delay the commencement of operations of the facilities, or, if such defects are discovered after operations have commenced, could halt or discontinue operation of a particular facility indefinitely. In addition, construction projects often involve delays in obtaining permits and encounter delays due to weather conditions, the provision of materials or labor or other events. In addition, changes in political administrations at the federal, state or local levels that result in policy change towards biodiesel or our project in particular, could cause construction and operation delays. Any of these events may adversely affect our sales and profitability.

           We will be a small player in an intensely competitive industry and may be unable to compete.

           The electric power industry in Texas is large and intensely competitive. Potential end-users of our electricity are generally dependent on their power supplies and unlikely to accept our company as a reliable supplier until they are satisfied that our operations will not materially impair the reliability or efficiency of their operations. Therefore, we believe that potential end-users will be unlikely to sign a contract with us until they have completed an extensive and complex internal analysis. As a result, we anticipate a lengthy sales cycle and there can be no assurance that end-users will conclude that electricity generated by us is an acceptable alternative.

           We intend to offer generous equity compensation packages to our management and employees.

           As a key component of our growth strategy, we intend to offer generous equity compensation packages to our management and employees. We believe such compensation packages will allow us to provide substantial incentives to our executives and employees while minimizing our cash outflow. Nevertheless, we will be required to account for the fair market value of compensatory stock issuances as operating expenses. The non-cash expenses arising from future incentive transactions are expected to materially and adversely affect our future operating results.

           We may issue additional shares of common stock or derivative securities that will dilute the percentage ownership interest of our existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which our company may obtain additional capital.

           Our authorized capital includes 50,000,000 shares of common stock.  The Board of Directors has the authority, without action by or vote of our shareholders, to issue all or part of the authorized shares of common and preferred stock for any corporate purpose, including equity-based incentives under existing and future incentive stock plans. We are likely to seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of common stock or derivative securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Additionally, the exercise or conversion of derivative securities could adversely affect the terms on which our company can obtain additional capital. Holders of derivative securities are most likely to voluntarily exercise or convert their derivative securities when the exercise or conversion price is less than the market price for the underlying common stock. Holders of the securities will have the opportunity to profit from any rise in the market value of our common stock or any increase in our net worth without assuming the risks of ownership of the underlying shares of our common stock.

           We will need to devote substantial time, effort and expense to developing and maintaining an active trading market and future sales of shares our common stock in a limited trading market or the perception that those sales could occur may cause our stock price to decline.

           A public trading market having the desired characteristics of depth, liquidity and orderliness will depend on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence will depend on the individual decisions of investors and general economic and market conditions over which we have no control. We will need to devote substantial time, effort and expense to developing and maintaining an active trading market for our stock. If we fail to devote adequate time and resources to that effort, any market that does develop is likely to be short-lived and volatile. Significant sales of our common stock in the public market or the perception that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might be in the absence of those shares or perceptions. If an active and liquid trading market does not develop, the market price for our shares will decline and such declines are likely to be permanent.

           Our common stock will probably be subject to the “penny stock” rules which would make it a less attractive investment.

           SEC rule 3a51-1 defines a “penny stock” as any equity security that is not listed on the NASDAQ system or a national securities exchange and has an inside bid price of less than $5 per share. Our common stock will probably be subject to the penny stock rules. Before effecting a transaction that is subject to the penny stock rules, a broker-dealer must make a determination respecting the suitability of the purchaser; deliver certain disclosure materials to the purchaser and receive the purchaser’s written approval of the transaction. Because of these restrictions, most broker-dealers refrain from effecting transactions in penny stocks and many actively discourage their clients from purchasing such securities. Therefore, both the ability of a broker-dealer to recommend our common stock and the ability of holders of our common stock to sell their shares in the secondary market are likely to be adversely affected. Until the inside bid price of our stock exceeds $5 per share, the penny stock rules will decrease market liquidity and make it difficult for you to use our stock as collateral.

           We are unlikely to pay dividends for the foreseeable future.

           We have never declared or paid cash dividends and we do not expect to pay cash dividends in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of our business, we believe any future earnings will be retained to finance ongoing operations and the expansion of our business.

Item 2:                      PLAN OF OPERATION

           The following discussion of the financial condition and plan of operations contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” elsewhere in this registration statement.

Financial condition

We had no operating revenue during the years ended December 31, 2005 and 2006. In December 2006, we became the general partner of TBP-I and TBP-II; sold approximately 2 million shares of our common stock for approximately $1.5 million in cash; recorded 1,050,000shares of common stockas unissuedin exchange for 700units of limited partnership interest in TBP-I; and issued 870,000shares of common stock in exchange for 580units of limited partnership interest in TBP-II. Since December 31, 2006, we have acquired all of the remaining TBP-I units and dissolved the partnership. We have also acquired 1,370additional TBP-II units and presently own a majority of the outstanding TBP-II units. In accordance with FIN 46(R), which requires the consolidation of certain variable interest entities, our consolidated financial statements for the year ended December 31, 2006 and the ninemonths ended September30, 2007 include the accounts of TBP-I and TBP-II, and reflect the limited partner interests held by others as a long-term liability. During the first ninemonths of 2007, we sold approximately 4 million additional shares of our common stock for approximately $3 million in cash. The following table provides summary balance sheet information as of December 31, 2006 and September30, 2007, and is based on the audited annual and unaudited interim financial statements included elsewhere in this registration statement.

	December 31, 2006	September 30, 2007
	Audited	Unaudited

Cash and cash equivalents	$2,703,535	$3,321,513
Investments in future’s contracts, at fair value	2,094,400	-
Other current assets	476,970	395,148

Property and equipment, net	2,353,843	5,508,398
Certificate of deposit pledged as leasehold security	855,776	887,354
Total assets	$8,484,524	$10,112,413

Current Liabilities	$226,246	363,733
Notes Payable		456,450
Interests of limited partners in TBP-I and TBP II	5,449,667	497,854
Total liabilities	$5,674,913	$1,310,037

Common stock, 18,314,116 outstanding at December 31, 2006 and 27,136,756 shares outstanding at September 30, 2007	$18,314	$27,970
Additional paid in capital	2,700,598	8,995,461
Unissued common stock	787,500
Subscription receivable	(492,050)
Accumulated other comprehensive income	226,681
Income (deficit) accumulated during the development stage	(432,432)	(229,055)
Total Stockholders equity	$2,808,611	$8,794,376

Liquidity and capital resources

            We had $3,716,661 in current assets and $363,733 in current liabilities at September 30, 2007, leaving us a working capital balance of approximately $3.3 million. We believe our available resources, together with our anticipated operating revenue, will be sufficient to pay our anticipated expenses for a period of at least 12 months from the date of this registration statement. We believe we will need at least $20 million in additional capital to finance the acquisition or construction of additional IES facilities. Capital requirements are difficult to plan for companies like ours that are developing novel business models. We expect that we will need additional capital to pay our day-to-day operating costs, finance additions to our infrastructure, pay for the development of additional generating facilities and the marketing of our green electricity. We intend to pursue additional financing as opportunities arise.

           Our ability to obtain additional financing will be subject to a variety of uncertainties. The inability to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations. If we are unable to obtain additional capital when required, we would be forced to scale back our planned expenditures, which would adversely affect our growth prospects.

           As a result of our limited operating history, our operating plan and our growth strategy are unproven and we have limited insight into the long-term trends that may impact our business. There is no assurance that our operating plan and growth strategy will be successful or that we will be able to compete effectively, achieve market acceptance for green electricity or address the risks associated with our existing and planned business activities.

Plan of Operation

           We began selling electricity from our 5 MW facility in Oak Ridge North, Texas in February 2007 and are presently conducting performance testing at our 10 MW Montgomery County facility. We are also engaged in site preparation for a 2.5 MW steam turbine system that will be installed at our Montgomery County facility, and preliminary design work for ancillary systems to collect waste heat from our generators and use that waste heat to provide space heating, air conditioning and industrial process heat. In combination, we believe our existing and proposed facilities will give us sufficient corporate mass to make credible sales presentations to potential purchasers of green electricity and users of HACS. There can be no assurances that future contract prices for green electricity or HACS will provide sufficient revenue to offset our anticipated operating expenses.

           We believe there are a large number of existing CHP facilities in the HGB region that are not presently economic because of natural gas prices. We are evaluating a number of inactive facilities as potential acquisition targets and actively seeking additional potential acquisitions. Our business strategy is to acquire or build electric generating facilities that will be powered by biodiesel fuel. We believe the heat and power generated by those facilities can then be used to satisfy industrial demand within the HGB while significantly reducing the air quality footprint of industrial concerns that may contract to purchase our electricity. In many cases, we believe the cost savings from industrial plant pollution control upgrades will more than offset the premium that we will be required to charge for green electricity generated from alternative fuels.

           Our prospective customer base includes approximately 130 certificated Retail Energy Providers (“REPs”) and approximately 180 registered power marketers serving the ERCOT power grid. Under Texas law only power marketers and REPs can purchase electricity from generators and sell to retail end-users. REPs are not allowed to own generating facilities, so all retail electricity is purchased in the competitive ERCOT wholesale marketplace. Most electric power in ERCOT is sold under bilateral contracts, but long-term contracts of two years or more are very rare. Much of the electricity generated is sold in very short-term contracts and roughly 5% is sold in a daily “balancing market” based on bids submitted the previous evening. Most wholesale electric prices are indexed in some way to daily natural gas prices. For all but the periods of very low system load, gas units (which constitute 72% of the generating capacity in ERCOT) are the marginal units and are dispatched on their relative efficiency of converting natural gas to electricity. As a consequence, ERCOT wholesale prices closely track the price of natural gas in Texas, even for generators not fueled by gas. (Municipal utilities, state power authorities and electrical cooperatives are not required to participate in the competitive retail electric market, although some of these do purchase power in the competitive wholesale market).

           Our biodiesel-fueled generating facilities will be in the mid-range of the marginal costs in ERCOT. About 17% of ERCOT’s generating capacity is fired by coal or lignite. The efficient operation of these units require that they be operating and providing electricity to the grid 24 hours a day, seven days a week. With marginal fuel and operating expenses at a very low level, the owners of these units will set their prices at or near that marginal cost to assure full-time use, which is called base loading. Thus the first 20,000 MW of ERCOT load is bid into the daily dispatch at prices of $0.02 per KWh or less. However, ERCOT’s load is rarely that low, even at night and on weekends. As a consequence, the most efficient gas units set the marginal cost that we will have to match.

           From the supply side, many operations are seeking to purchase raw materials for the production of biodiesel, among other uses. An increase in the purchasing activities of others may have an adverse effect on our ability to secure adequate supplies at reasonable prices or within expected times. From the demand side, any increase in coal or nuclear capacity available to the ERCOT grid can be expected to lower the market price of electricity to the buyer. In addition, lower natural gas prices will have a similar effect. While our electrical production is considered very small relative to ERCOT’S daily use, other providers may be developing similar projects which could lead a larger supply of electricity to the ERCOT grid than currently anticipated. On the demand side, increased conservation or use of more efficient electrical devices could lower the electric load for which ERCOT must supply capacity. An economic slowdown in Texas could have a similar effect of lowering demand. In most instances diminished demand will lower the marginal cost of electricity in ERCOT.

           We believe our company has a unique market focus, is well positioned demographically and is operationally efficient. Many REPs are actively seeking “green energy” for sale to environmentally conscious residential and commercial customers who are willing to pay more for electricity produced from renewable energy resources. Our expertise in the field and our innovative approach to green energy distinguish our company from its competitors.

Nevertheless, there is a possibility that new competitors, who could be better capitalized than our company, could seize upon our business model and produce electricity more efficiently, which might allow them to capture a significant share of our target market.

When fully operational, our Oak Ridge North and Montgomery County facilities could generate operating losses of up to $1 million per month which would rapidly deplete our available resources. Until we are able to negotiate end user contracts that provide for a significant GEP, we intend to rely on equity financing to cover our current and anticipated operating losses. We need additional capital and intend to take advantage of financing opportunities as they arise. There is no assurance that our current financial resources and the proceeds of any future financing activities will be sufficient to pay our operating costs until we can negotiate a significant GEP, or that any GEP we negotiate will be sufficient to offset all of our operating costs.

Controls and Procedures

Evaluation of disclosure controls and procedures.  Our management, including our Chief Executive Officer, has determined that the effectiveness of disclosures controls and procedures under Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934 are inadequate as of December 31, 2006.

Our auditors, Ham, Langston & Brezina, LLP have advised us that, under standards established by the Public Company Oversight Accounting Board (United States), reportable conditions involve matters that come to the attention of auditors that relate to significant deficiencies in the design or operation of internal controls of an organization that, in the auditors’ judgment, could adversely affect the organization’s ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

Ham, Langston & Brezina, LLP has advised our management that, in Ham, Langston & Brezina, LLP’s opinion, there were reportable conditions during the year ended December 31, 2006 and nine months ended September 30, 2007 which constituted “material weaknesses” in internal controls.  The weakness concerned the interpretation and implementation of various complex accounting principles in the area of our investment and financing transactions, and resulted from the fact that we needed additional personnel and outside consulting expertise with respect to the application of some of these more complex accounting principles to our financial statements.  While all of these transactions were recorded, Ham, Langston & Brezina in their work noted instances where Generally Accepted Accounting Principles were not correctly applied and adjustments to our financial statements were required.  The adjustments relate solely to the accounting treatment of these financing transactions and do not affect our historical cash flow.

As a result of the material weaknesses described above, our management, including our Chief Executive Officer, has determined that our disclosure controls and procedures were not effective as of December 31, 2006 and September 30, 2007.  We are attempting to remediate the material weakness in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedure by conducting a review of our accounting treatment of our investing and financing transactions and correcting our method of accounting for such transactions.  Additionally, we are considering engaging outside expertise to enable us to properly apply complex accounting principles to our financial statements, when necessary.

Changes in internal control over financial reporting.  There were no significant changes in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 3:                      DESCRIPTION OF PROPERTY

           Our executive office is located at 10003 Woodloch Forest Drive, Suite 900, The Woodlands, Texas 77380. Our telephone number is 281-364-9500. In January 2007, we entered into a lease sharing arrangement with Texoga and Safe Renewables.  The master lease is a ten-year operating lease for 16,384 square feet of Class A office space that provides for monthly rental payments of approximately $43,000 for the initial year with escalation each year thereafter until expiration in March 2017.  In connection with the execution of the master lease, Texoga established a letter of credit in favor of the lessor in the amount of $855,000 with a major financial institution that was fully collateralized by a certificate of deposit that was transferred to us when we assumed operational control over TBP-I and TBP-II.  The letter of credit serves as a guarantee of the entire rent due under the master lease, including amounts payable by Texoga and Safe Renewables.  Texoga and Safe Renewables are each obligated to contribute their proportional share of the security for the letter of credit when it comes up for renewal.  If either company is unable to do so, a portion of our security deposit will effectively serve as a guarantee of their rental obligations. Under the terms of the rent sharing arrangement, we are required to pay $9,388 per month for the 3,579 square feet of office space used by us. We believe our executive offices are adequate for our current and anticipated needs.

In addition to our executive office facilities, we have:

•	leased a 1/2-acre industrial site in the City of Oak Ridge North, Texas and installed a biodiesel fueled reciprocating diesel power plant that has a rated capacity of approximately 5 MW;

•	leased a 1.5 acre industrial site in an unincorporated area of Montgomery County and installed a biodiesel fueled diesel turbine power plant that has a rated capacity of approximately 10 MW; and

•
commenced additional site preparation at our Montgomery County facility and are preparing to install a biodiesel fueled boiler and steam turbine system that will have a rated capacity of approximately 2.5 MW.

The following map shows the locations of our principal facilities

Oak Ridge North generating plant: Our Oak Ridge North generating plant is situated on a ½ acre parcel of land that we leased from the City of Oak Ridge North in 2007. Our ground lease provides for a monthly rental of $3,500, an initial term of 44 months and two 5-year renewal terms. We have built a 3,000 square foot metal building on the site that houses three 1.6 MW Caterpillar diesel generators, 15,000 gallons of heated fuel storage tanks, a generator control room and a 5 MW interconnection substation to the ERCOT grid through Centerpoint Energy. Our total capital investment in the Oak Ridge North facility was approximately $2.5 million, including $750,000 in facility and $1,750,000 in equipment. We believe we will need to make additional capital investments of approximately $800,000 to purchase and install suitable waste heat collection equipment, adsorption chillers and delivery equipment to convert our Oak Ridge North generating plant into a fully functional IES.

           Montgomery County Generating Plant: Our Montgomery County generating plant is situated on a 1.5-acre parcel of land that that we leased from an unaffiliated landlord in 2007. Our ground lease provides for a monthly rental of $2,200, an initial term of 5 years and two 5-year renewal terms. We have built a 2,200 square foot metal building on the site that houses our generator control room. We have installed a 10 MW Frame 5 General Electric Combustion Gas Turbine and 25,000 gallons of heated fuel storage on the site, along with two 500,000 gallon storage tanks that will hold feedstock supplies and finished biodiesel for our turbine. We are presently installing a 10 MW interconnect to the Entergy grid. Our total capital investment to date in the Montgomery County facility is approximately $2.7 million, including $900,000 in facilities costs and $1,800,000 in equipment. We believe we will need to make additional capital investments of approximately $2,000,000 to purchase and install suitable waste heat collection equipment, adsorption chillers and delivery equipment to convert our Montgomery County generating plant into a fully functional IES.

           Biodiesel Processing Equipment: In addition to our generating facilities, we own certain biodiesel processing and storage equipment that we purchased for approximately $800,000 in cash and presently provide to Safe Renewables as partial consideration for toll processing services that Safe Renewables provides for us. The biodiesel processing equipment is installed in the Safe Renewables refinery adjacent to our Montgomery County facility and is clearly marked to show our ownership interest. Safe Renewables has expressed an interest in purchasing a portion of our biodiesel processing equipment; however we cannot predict whether or when Safe Renewables may have sufficient resources to complete the proposed purchase.

Item 4:                      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           We had 27,137,756 shares of common stock issued and outstanding on the date of this registration statement. We have no outstanding convertible securities and no warrants or options that are presently exercisable or will become exercisable within 60 days. The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2007 for:

•	each of our executive officers and directors;

•	all of our executive officers and directors as a group; and

•	any other beneficial owner of more than 5% of our outstanding common stock.

           Beneficial ownership data in the table has been calculated based on SEC rules that require us to identify all securities that are exercisable for or convertible into shares of our common stock within 60 days and treat the underlying stock as outstanding for the purpose of computing the percentage of ownership of the holder.

           Except as indicated by footnotes, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all common stock held by that person. The address of each named beneficial owner, unless indicated otherwise by footnote, is 10003 Woodloch Forest Drive, Suite 900, The Woodlands, Texas 77380.
	Shares Beneficially Owned
	Number	Percent
David S. Holland, Sr. (1)	3,330,000	12.01%
Mahesh Kanojia	1,605,000	5.53%
Alan Schaffner	1,168,335	4.03%
Fred O’Connor	199,734	0.69%
Robert A. Webb	250,000	0.86%
Robert Wilson	200,000	0.69%
J. Michael McGee	100,000	0.34%
Richard DeGarmo	100,000	0.34%
Directors and officers as a group	2,018,069	6.95%
(1)	One Riverway, Suite 1700, Houston, Texas 77056

           There are no agreements, arrangements or understandings that will result in a change in control at any time in the foreseeable future.

Item 5.                      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

           Our Board of Directors presently consists of five directors who are elected to serve for one-year terms at our annual meeting of stockholders. The following table identifies our executive officers and directors and specifies their respective ages and positions.

Name	Age	Position	Term Expires
Fred O’Connor	68	Director, Interim CEO	2008 Annual Meeting
Robert Wilson	51	Interim CFO
J. Michael McGee	55	Vice President, Director	2008 Annual Meeting
Alan Schaffner	47	Independent Director	2008 Annual Meeting
Robert A. Webb	62	Independent Director	2008 Annual Meeting
Richard DeGarmo	52	Independent Director	2008 Annual Meeting

           Fred O’Connor has served as a director of our company since inception and presently serves on a part-time basis as our Interim Chief Executive Officer. Since 2003, Mr. O’Connor has served as the Mayor of the City of Oak Ridge North, Texas and was instrumental in our decision to locate our first biodiesel fueled generating facility in that city. Mr. O’Connor was formerly President and CEO of Process International Inc. performing design, construction, engineering, commissioning and training for energy, environmental and petrochemical projects in Libya, Costa Rica, Peru and the United Kingdom.  He was also formerly Director of MC International out of Syria, specializing in international business development and diplomatic relations. Mr. O’Connor is a 1960 graduate of The University of Notre Dame where he earned a bachelors degree in sociology with a minor in business.

           Robert Wilson has served as part-time chief financial officer of our company since inception. Mr. Wilson also serves as the Chief Financial Officer and Operations Principal for several broker dealers and investment banking firms. His duties include compliance with NASD, SEC and NYSE rules and regulations, the design and implementation of accounting and operations control procedures, representing firms as an expert witness and with NASD examinations. He currently serves as a director and audit committee chairman for American Security Resources, Inc. and American Enterprise Development Corporation and as a consultant with The Professional Directors Institute. Mr. Wilson is a CPA and has over fifteen years of experience as the owner of a certified public accounting firm, was previously a member of the NASD Board of Arbitrators and has several NASD and NYSE licenses. Mr. Wilson has previously served as operations compliance manager of the AIM Management Group, Vice President Compliance/Internal Audit of the Kemper Securities Group and an auditor with Price Waterhouse. Mr. Wilson is a 1977 graduate of Houston Baptist University and pursued additional studies at Georgetown University.

           J. Michael McGee. was appointed to a newly created seat on our Board of Directors in October 2007. Mr. McGee has served a vice president of our company for four months and been principally responsible for project, construction and operations management at our Montgomery County facility. Before joining our company Mr. McGee worked for two years as a senior field engineer for Tidal Power Services and for five years as production engineering manger for OEM-Switchgear, an Ohio based manufacturer of electronic components. Mr. McGee has over 30 years of domestic and international experience in both conventional and alternative power project design, installation and management.

Alan Schaffner, Esq. was appointed to a newly created seat on our Board of Directors in October 2007. Mr. Schaffner has been self-employed as an independent trader at the Chicago Board of Trade for 20 years. He has extensive expertise in the agricultural futures and options markets and specializes in relational derivative strategies and risk mitigation.  Mr. Schaffner is a 1982 graduate of the University of Wisconsin where he earned a degree in accounting, and a 1986 graduate of the Chicago Kent College of Law where he earned a juris doctor degree. Mr. Schaffner is a certified public accountant and a licensed attorney in Illinois.

           Robert A. Webb, Esq. has been a director of our company for the last year. Mr. Webb is the founder of Gulf Coast Power Connect, Inc. and Power Choice, Inc., a federally licensed power marketer. Mr. Webb is a self-employed attorney and expert specializing in energy production, gas and electric transmission, new energy technologies and competitive energy markets for over 30 years. Mr. Webb is a former partner in the Houston law firm of Baker and Botts and has held teaching positions at the University of Houston and the University of Texas Law School, and served for two terms as chairman of the Public Utility Section of the State Bar of Texas. Mr. Webb is a 1966 graduate of Amherst College where he earned a bachelors degree in economics and a 1969 graduate of the Yale Law School where he earned a juris doctor degree.

Richard DeGarmo was appointed to a newly created seat on our Board of Directors in October 2007. Mr. DeGarmo has been the chief technical officer of Safe Renewables since November 2006 and previously served for two years as that company’s chief executive officer. Mr. DeGarmo is a professional process engineer with 25 years of international experience in design, construction and operation of process plants, training of personnel, business development, filing of patents, permitting, computer modeling and financial planning. Before joining Safe Renewables in January 2005, Mr. DeGarmo served for five years as vice president of Global Resource Recovery Organization, Inc. and was responsible for developing process solutions for the disposal of organic wastes, biosolids, residual chemicals, and industrial and agricultural waste. Mr. DeGarmo is a dual degree graduate of Ohio State University where he earned a bachelors degree in agricultural sciences (1977) and a Masters degree in agricultural engineering (1981). Mr. DeGarmo is a registered professional engineer in Texas.

Key Consultants

           Steven S. McGuire, the president of Texoga, serves as a part-time consultant to our company. Mr. McGuire has served as Texoga’s chief executive officer since inception and was formerly Chairman, CEO or President of three energy and technology companies from 1980 to 1997 that had operations in three countries and over 200 employees. Mr. McGuire is a 1977 graduate of the University of Illinois, Champaign-Urbana (B.S. Physics) and an active member of the Society of Petroleum Engineers and the Society of Professional Well Log Analysts.

Director Independence

           The Board of Directors has determined that three of our directors would meet the independence requirements of the American Stock Exchange if such standards applied to our company. In the judgment of the board, Messrs. O’Connor and McGee do not meet such independence standards. In reaching its conclusions, the board considered all relevant facts and circumstances with respect to any direct or indirect relationships between the company and each of the directors, including those discussed under the caption "Certain Relationships and Related Transactions." The board determined that any relationships that exist or existed in the past between the company and each of the independent directors were immaterial on the basis of the information set forth in the above-referenced sections.

Board Committees

           The Board of Directors has created an Audit Committee that presently consists of Messrs. Schaffner and Webb. Mr. Schaffner serves as chairman of the Audit Committee. All members have a basic understanding of finance and accounting, and are able to read and understand fundamental financial statements. The board has determined that all members of our Audit Committee would meet the independence requirements of the American Stock Exchange if such standards applied to our company. The Board of Directors has also determined that based on education and work history, Mr. Schaffner meets the definition of an “Audit Committee Financial Expert” as established by the Securities and Exchange Commission. The audit committee's responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	overseeing the work of our independent auditor, including through the receipt and consideration of reports from the independent auditor;

•	reviewing and discussing with management and our independent auditor our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures, and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from our independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent auditor and management; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

           All audit services and all non-audit services, except de minimis non-audit services, must be approved in advance by the Audit Committee.

           The Board of Directors has created a Compensation Committee that presently consists of Messrs. Webb and DeGarmo. The Board of Directors has determined that all members of the Compensation Committee meet the independence requirements of the American Stock Exchange if such standards applied to our company. The Compensation Committee's responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	determining the compensation of our chief executive officer;

•	reviewing and approving, or making recommendations to our Board of Directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans; and

•	reviewing and making recommendations to our board with respect to director compensation.

           The Board of Directors does not have a separate nominating committee, and has determined that it is appropriate for the entire board to serve that function for the time being. Accordingly, Messrs. O’Connor and McGee will participate in decisions respecting director nominees until an independent nominating committee is established. With respect to director nominees, the Board of Directors will consider nominees recommended by stockholders that are submitted in accordance with our By-Laws.

Corporate Governance

           Our Board of Directors believes that sound governance practices and policies provide an important framework to assist them in fulfilling their duty to stockholders. Our Board of Directors is working to adopt and implement many "best practices" in the area of corporate governance, including separate committees for the areas of audit and compensation, careful annual review of the independence of our Audit and Compensation Committee members, maintenance of a majority of independent directors, and written expectations of management and directors, among other things.

Code of Business Conduct and Ethics

           The Board of Directors has adopted a Code of Business Conduct and Ethics, which has been distributed to all directors, officers, and employees and will be given to new employees at the time of hire. The Code of Business Conduct and Ethics contains a number of provisions that apply principally to our President, Chief Financial Officer and other key accounting and financial personnel. A copy of our Code of Business Conduct and Ethics can be found under the "Investor Information" section of our website at www.biofuelspower.com. We intend to disclose any amendments or waivers of our Code of Business Conduct and Ethics on our website.

Item 6:                 EXECUTIVE COMPENSATION

           We were inactive until December 2006 when we changed our name to Biofuels Power Corporation, assumed control over the affairs of TBP-I and TBP-II, and commenced the financing activities described elsewhere in this registration statement. Accordingly, we did not pay any direct or indirect cash compensation to any of our officers or directors during the year ended December 31, 2006. During the nine-month period ended September 30, 2007, our Interim CEO Frederick O’Connor received total cash compensation of $31,500.

We did not issue any stock options or other equity based compensation to any of our officers or directors during the year ended December 31, 2006. On November 1, 2007, we issued a total of 1,000,000 shares of common stock to our directors, officers and principal consultants. All of stock grants were 50% vested on the issue date and the remaining 50% will vest ratably at the rate of 5% per month over the next 10 months. The following table identifies the principal recipients of the stock grants and summarizes the applicable vesting schedule:

Name	Position	Total Grant	Immediate Vesting	Monthly Vesting
Fred O’Connor	Interim CEO	300,000	150,000	15,000
Robert Wilson	Interim CFO	100,000	50,000	5,000
Alan Schaffner	Director	100,000	50,000	5,000
Robert A. Webb	Director	100,000	50,000	5,000
Richard DeGarmo	Director	100,000	50,000	5,000
J. Michael McGee	Director	100,000	50,000	5,000
Steven McGuire	Consultant	100,000	50,000	5,000
Other employees and consultants		300,000	150,000	15,000

           Fred O’Connor, our interim Chief Executive Officer and Robert Wilson, our interim Chief Financial Officer are not full time employees of our company and are paid an hourly consulting fee for the time they devote to our affairs. We are presently searching for qualified individuals to assume the positions that are presently occupied by Messrs. O’Connor and Wilson, but are unable to estimate the amount of time it will take to identify suitable successors and negotiate appropriate employment agreements and compensation terms.

2008 Executive Compensation Plan

           This section contains a prospective discussion of the material elements of compensation that will be awarded to, earned by or paid to our three most highly compensated individuals on a go-forward basis. These individuals, who have not yet been retained by us, are referred to as the “Named Executive Officers.”

Compensation Decision-Making

           The Compensation Committee Our Compensation Committee exercises the Board of Directors’ authority concerning compensation of the executive management team, non-employee directors and the administration of our stock-based incentive compensation plans. The Compensation Committee will typically meet in separate sessions independently of board meetings. The Compensation Committee will typically schedule telephone meetings as necessary to fulfill its duties.  The Chairman will typically establish meeting agendas after consultation with other committee members and our CEO.

           Role of Contracts Establishing Compensation When we identify individuals to assume the posts of Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, we are likely to negotiate formal employment agreements that have terms of three to four years and contain express provisions relating to annual salaries, bonuses, equity incentives and other non-cash compensation.  Our Compensation Committee will bear primary responsibility for negotiating the terms of such agreements and passing on the reasonableness thereof.

           Role of Executives in Establishing Compensation We believe that our CEO and other members of management will regularly discuss our compensation issues with Compensation Committee members. In general, the Compensation Committee will have the sole authority to establish salary, bonus and equity incentives for our CEO in consultation with other members of the management team. Subject to Compensation Committee review, modification and approval, we believe our CEO will typically make recommendations respecting bonuses and equity incentive awards for the other members of the executive management team.

           Other Compensation Policies With the assistance of the Compensation Committee and our management team, we developed a number of policies and practices that we plan to implement during 2007.  Consistent with our compensation philosophies described below, our goal will be to provide executive officers with a compensation program that is competitive with other opportunities that were available to them.

           We do not have a pre-established policy or target for the allocation of incentive compensation between cash bonuses and equity incentive compensation.  The Compensation Committee will review surveys and other information considered relevant to determine the appropriate level and mix of incentive compensation for each executive officer and make a final decision in consultation with the executive officer.  The portion of an executive’s total compensation that is contingent upon the Company’s performance will generally tend to increase commensurate with the executive’s position within the Company.  This approach is designed to provide more upside potential and downside risk for those senior positions.

           For 2008, we will endeavor to ensure that a substantial amount of each Named Executive Officer’s total compensation will be performance-based, linked to the Company’s operating performance, and over the executive’s tenure, derived its value from the market price of the Company’s common stock.

           Our benefit programs are generally egalitarian. Our Named Executive Officers will not receive perquisites other than a monthly car allowance and participation without cost in our standard employee benefit programs, including medical and hospitalization insurance and group life insurance. We will attempt to ensure that both cash and equity components of total compensation are tax deductible, to the maximum extent possible.

Compensation Program

           Compensation Program Objectives and Philosophy Our compensation philosophy is to maintain competitive pay practices that will help us attract, retain and reward the highest performers who are capable of leading us in achieving our strategic business objectives. To meet these goals, we use base salaries which are typically determined by employment contracts, performance-based bonuses and equity-based incentive awards, as appropriate, to reward and reinforce the value added contributions and attainment of performance objectives that enable us to meet our goals and create stockholder value. A significant element of our executive compensation policy is and will continue to be equity-based in order to emphasize the link between executive compensation and the creation of stockholder value as measured by the equity markets.

           We do not use external benchmarking data or comparable peer groups to establish competitive total compensation pay practices. We evaluate employees’ compensation on an annual basis and make changes accordingly.  We target the overall pay structures to provide a reasonable level of assurance that we will be able to retain the services of our principal executive officers.

           Compensation Program Design Our compensation program is designed to achieve our objectives of attracting, retaining and motivating employees and rewarding them for achievement that we believe will bring us success and create stockholder value. These programs are designed to be competitive with other employment opportunities that are available to our executives.  A significant portion of the compensation for our Named Executive Officers includes equity awards that have extended vesting periods. The purpose of these awards is to serve as both a retention and incentive mechanism that will encourage recipients to remain with our Company and create value for both the award recipient and our stockholders.

Elements of Compensation

           Compensation arrangements for the Named Executive Officers under our fiscal 2008 compensation program will typically include four components: (a) a base salary; (b) a cash bonus program; (c) the grant of equity incentives in the form of non-qualified stock options; and (d) other compensation and employee benefits generally available to all of our employees.

2007 Stock Incentive Plan

           Subject to stockholder approval at our next annual meeting, our Board of Directors has adopted an incentive stock plan for the benefit of our employees. Under the terms of the plan, we are authorized to grant incentive awards for up to 2,000,000 shares of common stock. No incentive awards are outstanding at the date of this registration statement.

The Compensation Committee will administer the plan; decide which employees will receive incentive awards; make determinations with respect to the type of award to be granted; and make determinations with respect to the number of shares covered by the award. The Compensation Committee will also determine the exercise prices, expiration dates and other features of awards. The Compensation Committee will be authorized to interpret the terms of the plan and to adopt any administrative procedures it deems necessary. All decisions of the Compensation Committee will be binding on all parties. We will indemnify each member of the Compensation Committee for good faith actions taken in connection with the administration of the plan.

           All of the options and restricted shares are subject to vesting requirements and the company has the right to cancel or repurchase at cost all unvested stock options or restricted shares at the time the recipient's employment or consulting relationship with the company is terminated.

Director Compensation

           We expect our Board members to be actively involved in various aspects of our business ranging from relatively narrow Board oversight functions to providing hands-on guidance to our executives with respect to matters within their personal experience and expertise. We believe that the active involvement of all Board members in our principal business and policy decisions will increase the Board’s understanding of our needs and improve the overall quality of our management decisions. In recognition of the substantial time and personal effort that we require from our Board members, we have adopted director compensation policies that provide for higher director compensation than is typically found in companies at our early stage of development.

           Only independent directors will be compensated separately for service as Board members. Each of our independent directors will receive the following compensation for the year ended December 31, 2008:

•A basic annual retainer of $10,000 for service as a Board member;

•A supplemental retainer of $5,000 for service as Chairman of the Audit Committee;

•A supplemental annual retainer of $2,500 for service as a committee member; and

•Reimbursement for all reasonable travel, meals and lodging costs incurred on our behalf.

Item 7:	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

           In December 2004, Texoga spun off 14,512,380 shares of our common stock to its shareholders. From inception through mid-2006, we engaged in an unsuccessful effort to negotiate military procurement contracts for an explosion preventing aluminum mesh fuel tank filler. We had no substantial assets on the date of the spin-off and incurred no substantial expenses in connection with our prior unsuccessful business activities.

           In November 2006, we agreed to become the general partner of and assume legal and operational responsibility for:

•
Texoga Biofuels Partners 2006-I, a limited partnership syndicated by Texoga in April 2006 that raised $3.5 million of capital from the private sale of limited partnership interests to accredited investors; and

•
Texoga Biofuels Partners 2006-II, a limited partnership syndicated by Texoga in August 2006 that raised $3.5 million of capital from the private sale of limited partnership interests to accredited investors.

           Our appointment as successor general partner of the two partnerships was submitted for the written consent of the limited partners and subsequently approved by the requisite 2/3 majority of the holders of limited partner interests on December 8, 2006 and January 12, 2007, respectively. Amended certificates of limited partnership to reflect our substitution as general partner were filed on January 14, 2007.

           In December 2006, we offered to exchange shares of our common stock for limited partner interests in the partnerships. In connection with the exchange offering, the partnership interests were valued at their $1,000 per unit cost to the limited partners and our common stock was valued at $0.75 per share. During the year ended December 31, 2006, we received exchange offer acceptances with respect to 700 limited partnership units in TBP-I; and 580 limited partnership units in TBP-II. During the period ended September 30, 2006, we received exchange offer acceptances with respect to 1,995 additional limited partnership units in TBP-I; and 1,420 additional limited partnership units in TBP-II. We subsequently offered to acquire all remaining units in TBP-I and TBO-II for a combination of cash, stock and convertible subordinated notes. At the date of this registration statement, we have acquired all 3,500 units of limited partner interest in TBP-I and dissolved the partnership. We have also acquired 1,950 TBP-II units, or 56% of the total limited partner interest in TBP-II.

           Robert Wilson is an independent contractor who serves as the principal accounting officer of our company. Mr. Wilson is also a principal of M1-Energy Capital Securities, LLC, an NASD broker dealer that raised $7,000,000 in capital for TBP-I And TBP-II, and received $700,000 in cash commissions in connection therewith. In connection with our prior offerings to the holders of partnership units and other cash investors, M1-Energy earned an additional $475,000 in fees; $225,000 of which were paid in cash and $250,000 of which were in shares of our common stock valued at $0.75 per share.

Item 8:                      DESCRIPTION OF SECURITIES

           We are presently authorized to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. Within these limits, our Board has the power at any time and without stockholder approval to issue shares of our common or preferred stock for cash, to acquire property or for any other purpose that the board believes is in the best interests of our company. Any decision to issue additional shares of common or preferred stock will reduce the percentage ownership of our current stockholders and could dilute our net tangible book value.

Common Stock

           Our articles of incorporation authorize the issuance of 50,000,000 shares of common stock. Our common stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect the entire Board. The holders of common stock are entitled to receive dividends when, as and if declared by our board out of funds legally available. In the event of our liquidation, dissolution or winding up, our common stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of common stock have no preemptive or other subscription rights and there are no redemption provisions applicable to the common stock. All of our outstanding shares of common stock are fully paid and non-assessable. We have 29,023,824 shares of common stock issued and outstanding at the date of this registration statement.

Preferred Stock

           Our articles of incorporation authorize the issuance of 10,000,000 shares of blank check preferred stock. Our Board of Directors will have the power to establish the designation, rights and preferences of any preferred stock we issue in the future. Accordingly, our Board of Directors has the power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. Subject to the directors’ duty to act in the best interest of our company, shares of preferred stock can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. No shares of preferred stock are currently outstanding.

Exchange Act Registration

           Our company will pay all of the fees and expenses associated with the filing of this registration statement and the subsequent application for an OTC Bulletin Board quotation. We are presently unable to estimate the amount of time that will be required to obtain an order of effectiveness for this registration statement or complete the application process for the OTC Bulletin Board. In the event that this registration statement becomes effective before we obtain an OTC Bulletin Board quotation, our common stock will trade on the OTC Pink Sheets until the OTC Bulletin Board application is approved.

Dividend policy

           We have never paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. Our company is not likely to pay cash dividends for an extended period of time, if ever. You should not subscribe to purchase our shares if you require current income from your investments.

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Holders

           As of September 30, 2007, there were 266 holders of record of our common stock. See "Security Ownership of Certain Beneficial Owners and Management" for information on the holders of our common stock. Also see "Description of Securities" for a description of our outstanding and issued capital stock.

Market Information

           Our common stock is not currently traded on any stock exchange or electronic quotation system. We expect that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this registration statement.

Rule 144

           Rule 144(k) Under Rule 144(k), a person who has beneficially owned shares for at least two years and has not been an affiliate of our company at any time during the three months preceding a sale is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

           Rule 144 Under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1.0% of the number of shares of our common stock then outstanding, or (b) the average weekly trading volume of our common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Based on our current capitalization of 27.7 million shares, each holder of restricted securities would be eligible to sell approximately 277,000 shares under Rule 144. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701  Under Rule 701, as currently in effect, shares of common stock acquired in compensatory transactions by employees of privately held companies may be resold by persons, other than affiliates, beginning 90 days after the date of the effectiveness of this registration statement, subject to manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144 without compliance with its one-year minimum holding period.

On the date of this registration statement, we had 29,023,824 shares outstanding.  Of this total:

•	14,512,380 shares have been outstanding since January 2004 and are freely transferable by non-affiliates pursuant to Rule 144(k);

•	1,200,000 shares were issued pursuant to Rule 701 and will be eligible for resale by non-affiliates pursuant to Rule 144 commencing 90 days after the effectiveness of this registration statement; and

●	13,311,444 shares are restricted securities that were issued in late 2006 and early 2007 and will become eligible for resale pursuant to Rule 144 at various times during the next 12 months.

Options

           We have no options outstanding on the date of this registration statement.  When we are eligible to do so, we intend to file a registration statement under the Securities Act on Form S-8 to register the securities included in and authorized by our 2007 Incentive Stock Plan.  This registration statement is expected to become effective upon filing.  Shares covered by the registration statement will thereupon be eligible for sale in the public market, subject in certain cases to vesting and other plan requirements.

Item 2.                      Legal Proceedings

           We are not currently a party to any material litigation, and we are not aware of any pending or threatened litigation against us that could have a material adverse affect on our business, operating results or financial condition.

Item 3.                      Changes in and Disagreements with Accountants

NOT APPLICABLE

Item 4.                      Recent Sales of Unregistered Securities

           Set forth below is information regarding common stock issued by our company within the past three years. Also included is the consideration, if any, we received and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Spin-off from Texoga

           Until December 31, 2004, we were a wholly owned subsidiary of Texoga Technologies Corporation, a Texas corporation that was incorporated in 1996 and engaged in a number of business activities, both directly and through its three operating subsidiaries. In late 2004, Texoga’s Board of Directors concluded that Texoga and its subsidiaries would be better able to finance their activities as stand-alone companies, rather than as members of a consolidated group that was engaged in diverse businesses. Therefore, Texoga’s Board of Directors decided to restructure Texoga’s operations and spin-off all three subsidiaries to Texoga’s shareholders effective December 31, 2004.

           A total of 14,512,380 shares of our common stock were distributed to 134 Texoga shareholders in connection with the spin-off. Each Texoga shareholder received one share of our common stock for every Texoga share held by him. The spin off was a proportional distribution in partial liquidation that was made to all Texoga shareholders in connection with a restructuring of Texoga’s operations. No Texoga shareholder paid any consideration to either Texoga or any of its former subsidiaries in connection with the spin-off transactions; no commissions or other remuneration were paid or given directly or indirectly in connection with the spin-off transactions; and all certificates representing spun-off shares were imprinted with a restrictive legend to the effect that the shares were not transferable by the holders thereof in the absence of an effective registration statement under the Securities Act, or an available exemption therefrom. The spin-off transactions were exempt from registration under the Securities Act under Sections 3(a)(9) and 4(2) thereof.

Partnership Exchange Offers

           In December 2006, we became the general partner of:

•	Texoga Biofuels Partners 2006-I, a limited partnership that was formed in April of 2006 and raised $3.5 million in private placement funds from a total of 33 accredited investors: and

•	Texoga Biofuels Partners 2006-II, a limited partnership that was formed in August of 2006 and raised $3.5 million in private placement funds from a total of 41 accredited investors

           Immediately thereafter, we offered to exchange shares of our common stock for all or any part of the limited partnership interests in both partnerships. In connection with the exchange offer, we agreed to issue 1,500 shares of common stock for each unit tendered to us. Based on the original purchase price of $1,000 per unit, the exchange offer represented an effective purchase price of $0.75 per share for our common stock. In December 2006 and January 2007, a total of 2,245 units in Texoga Biofuels Partners 2006-I were tendered to us in exchange for 3,367,500 shares of common stock. Concurrently, a total of 1,750 units in Texoga Biofuels Partners 2006-II were tendered to us in exchange for 2,625,000 additional shares of common stock.

           The offer was directed to accredited investors who each had a pre-existing business relationship with our company by virtue of their ownership of limited partnership interests in entities for which we served as general partner. The exchange offer was affected without any advertising or general solicitation. All certificates representing shares issued in exchange for partnership units were imprinted with a restrictive legend to the effect that the shares were not transferable by the holders thereof in the absence of an effective registration statement under the Securities Act, or an available exemption therefrom. The partnership exchange offer was exempt under Section 4(2) of the Securities Act.

Sale of Common Stock for Cash

           During the period from November 2006 through September 2007, we sold 6,329,142 shares of our common stock to accredited investors for a cash purchase price of $0.75 per share. We paid cash commissions of $225,000 in connection with the cash offering with stock compensation of 213,750 still payable. The offer and sale of our shares was affected without any advertising or general solicitation and the bulk of the purchasers had a pre-existing business relationship with our company by virtue of their ownership of limited partnership interests in entities for which we served as general partner. All certificates representing shares sold for cash were imprinted with a restrictive legend to the effect that the shares were not transferable by the holders thereof in the absence of an effective registration statement under the Securities Act, or an available exemption therefrom. The sale of our securities for cash was exempt under Section 4(2) of the Securities Act.

Issuance of Common Stock in Compensatory Transactions

On November 1, 2007, we issued a total of 1,200,000 shares of common stock to a total of 19 individuals who are directors, officers and employees of, or principal consultants to our company. All shares were distributed to the recipients as outright grants and no cash consideration was paid by any recipient. All of stock grants were 50% vested on the issue date and the remaining 50% will vest ratably at the rate of 5% per month over the next 10 months.. The offer and sale of our shares was affected in compliance with the requirements of Rule 701 without any advertising or general solicitation and all of the purchasers are employees of or consultants to our company. None of the shares were issued in connection with the offer or sale of securities in a capital-raising transaction, or for the purpose of directly or indirectly promoting or maintaining a market for our shares, which are not presently traded on any market. All certificates representing shares issued to employees and consultants were imprinted with a restrictive legend to the effect that the shares were not transferable by the holders thereof in the absence of an effective registration statement under the Securities Act, or an available exemption therefrom.

Item 5.                      Indemnification of Directors and Officers

           The Texas Business Organizations Code, our Articles of Incorporation and our By-Laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to our Articles of Incorporation and By-Laws filed as Exhibits 3.2 and 3.4 hereto, respectively.

           The following description is intended as a summary only and is qualified in its entirety by reference to our Articles of Incorporation, our By-Laws and Texas law. The description of liability limitations and indemnification reflects provisions of our Articles of Incorporation and our By-Laws and is qualified in its entirety by reference to the text of those documents.

           Our Articles of Incorporation and our By-Laws limit the liability of directors to the maximum extent permitted by Texas law. Texas law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts of omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

           The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

           Our Articles of Incorporation and our By-Laws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the maximum extent permitted by law. We believe that indemnification under our By-Laws covers at least negligence and gross negligence on the part of indemnified parties. Our By-Laws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions taken in his or her capacity as an officer, director, employee or agent, regardless of whether the By-Laws would permit indemnification.

           At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our Articles of Incorporation and By-Laws, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

           Our Articles of Incorporation and our By-Laws provide that we must indemnify our directors and officers and that we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our Articles of Incorporation and our By-laws provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that Texas law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

           These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions are necessary to attract and retain talented and experienced directors and officers.

BIOFUELS POWER CORP.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2006 and 2005

INDEX TO FINANCIAL STATEMENTS

Page

Biofuels Power Corp. Financial Statements:

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheet as of December 31, 2006 and 2005	F-4

Consolidated Statement of Operations for the years ended December 31, 2006 and
2005 and for the period from inception, January 20, 2004 to December 31, 2006	F-5

Consolidated Statement of Stockholders' Equity for the years ended December 31,
2006 and 2005 and for the period from inception, January 20, 2004, to December 31, 2006	F-6

Consolidated Statement of Cash Flows for the years ended December 31, 2006 and
2005 and for the period from inception, January 20, 2004, to December 31, 2006	F-7

Notes to Consolidated Financial Statements	F-8

HAM,
  LANGSTON &
  BREZINA, L.L.P.
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Biofuels Power Corporation

We have audited the accompanying consolidated balance sheets of Biofuels Corporation and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2006 and 2005 and the period from inception, January 20, 2004, to December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biofuels Power Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 and for the period from inception, January 20, 2004, to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Houston, Texas
November 13, 2007

BIOFUELS POWER CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

Assets	2006	2005

Current Assets:
Cash and cash equivalents	$2,703,535	$728
Investment in futures contract, at fair value	2,094,400	-
Prepaid fuel costs	476,970	-

Total current assets	5,274,905	728

Property and equipment, net	2,353,843	6,558
Investment in certificate of deposit (restricted)	855,776	-

Total assets	$8,484,524	$7,286

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities:
Accounts payable	$198,454	$500
Payable to affiliate	27,792	27,792

Total current liabilities	226,246	28,292

Minority interest	5,449,667	-

Total liabilities	5,675,913	28,292

Commitments and Contingencies

Stockholders’ equity (deficit):
Common stock, $.001 par value, 50,000,000 shares authorized;
18,314,116 and 14,512,380 shares issued and outstanding,
respectively	18,314	14,512
Additional paid in capital	2,700,598	-
Unissued common stock	787,500	-
Subscription receivable	(492,050)	-
Accumulated other comprehensive income	226,681	-
Accumulated deficit during the development stage	(432,432)	(35,518)

Total stockholders' equity (deficit)	2,808,611	(21,006)

Total liabilities and stockholders' equity (deficit)	$8,484,524	$7,286

See accompanying notes to consolidated financial statements

BIOFUELS POWER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2006 and 2005
and for the period from inception, January 20, 2004, to December 31, 2006

	Year Ended December 31,		Inception to December 31,
	2006	2005	2006

Sales	$-	$-	$-

Cost of sales	-	-	$-

Gross profit	-	-	-

Selling, general and administrative expenses	940,220	32,959	988,738

Operating loss	(940,220)	(32,959)	(988,738)

Other income:
Gain (loss) on sale of equipment	18,300	(4,700)	13,600
Other income, net	87	17,700	17,787

Total other income, net	18,387	13,000	31,387

Net loss before minority interest	(921,833)	(19,959)	(957,351)

Minority interest	524,919	-	524,919

Net loss	$(396,914)	$(19,959)	$(432,432)
Basic and diluted net loss per common share	$(0.03)	$(0.00)

Weighted average common shares outstanding – basic and
diluted	14,803,778	14,512,380

See accompanying notes to consolidated financial statements.

BIOFUELS POWER CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
for the years ended December 31, 2006 and 2005
and for the period from inception, January 20, 2004, to December 31, 2006

	Common Stock
	Shares	Amount	Additional Paid In Capital	Unissued Common Stock	Subscription Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total

Balance at January 20, 2004	-	$-	$-	$-	$-	$-	$-	$-

Issuance of common stock upon spin off	14,512,380	14,512	-	-	-	-	-	14,512

Net loss	-	-	-	-	-	-	(15,559)	(15,559)

Balance at December 31, 2004	14,512,380	14,512	-	-	-	-	(15,559)	(1,047)

Net loss	-	-	-	-	-	-	(19,959)	(19,959)

Balance at December 31, 2005	14,512,380	14,512	-	-	-	-	(35,518)	(21,006)

Issuance of common stock for cash, net of offering costs	1,955,669	1,956	1,317,894	-	-	-	-	1,319,850

Issuance of common stock for equipment	200,000	200	149,800	-	-	-	-	150,000

Issuance of common stock for services	120,000	120	89,880	-	-	-	-	90,000

Issuance of common stock for subscription receivable	656,067	656	491,394	-	(492,050)	-	-	-

Issuance of common stock for limited partnership interest	870,000	870	651,630	-	-	-	-	652,500

Unissued common stock for limited partnership interest	-	-	-	787,500	-	-	-	787,500

Comprehensive income:

Unrealized gain on cash flow hedge, net of minority interest	-	-	-	-	-	226,681	-	226,681

Net loss	-	-	-	-	-	-	(396,914)	(396,914)

Total comprehensive income (loss)	-	-	-	-	-	-	-	(170,233)

Balance at December 31, 2006	18,314,116	$18,314	$2,700,598	$787,500	$(492,050)	$226,681	$(432,432)	$2,808,611

See accompanying notes to consolidated financial statements.

BIOFUELS POWER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006 and 2005
and for the period from inception, January 20, 2004, to December 31, 2006

			Inception to
			December 31,
	2006	2005	2006

Cash flows from operating activities:
Net loss	$(396,914)	$(19,959)	$(432,432)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	58,332	840	59,172
Expense related to issuance of common stock for limited partnership
interests	160,000	-	160,000
Stock issued for services	90,000	-	90,000
Stock issued upon spin-off	-	-	14,512
Minority interest	(524,919)	-	(524,919)
Bad debt expense	256,726	-	256,726
Gain (loss) on sale of fixed assets	(18,300)	4,700	(13,600)
Changes in operating assets and liabilities:
Prepaid fuel costs	(476,970)	-	(476,970)
Accounts payable	51,304	-	51,804

Net cash used in operating activities	(800,741)	(14,419)	(815,707)

Cash flows from investing activities:
Proceeds from sale of property and equipment	80,655	60,300	112,955
Purchase of property and equipment	(2,317,972)	(44,606)	(2,334,578)
Advances to affiliate	(256,726)	-	(256,726)
Purchase of investment in futures contract	(844,000)	-	(844,000)
Purchase of certificate of deposit	(855,776)	-	(855,776)

Net cash provided by (used in) investing activities	(4,193,819)	15,694	(4,178,125)

Cash flows from financing activities:
Net proceeds from sale of common stock	1,466,500	-	1,466,500
Decrease in book overdraft	-	(547)	-
Net proceeds from minority interests	6,230,867	-	6,230,867

Net cash provided by (used in) financing activities	7,697,367	(547)	7,697,367

Net increase in cash and cash equivalents	2,702,807	728	2,703,535

Cash and cash equivalents, beginning of period	728	-	-

Cash and cash equivalents, end of period	$2,703,535	$728	$2,703,535

Supplemental disclosure of cash flow information:
Interest paid	$-	$-	$-

Income taxes paid	$-	$-	$-

Non-cash investing and financing activities:
Common stock issued for equipment	$150,000	$-	$150,000

Purchase of equipment through payable to affiliate	$-	$27,792	$27,792

Unrealized gain on cash flow hedge, including minority interest portion	$1,250,400	$-	$1,250,400

Issuance of common stock for subscription receivable	$(492,050)	$-	$(492,050)

Issuance of common stock upon spin-off	$-	$-	$14,512

Issuance of common stock for Limited Partnership Interest	$652,500	$-	$652,500

Unissued common stock for limited partnership interet	$787,500	$-	$787,500

Accrue accounts payable for offering costs	$146,650	$-	$-

See accompanying notes to consolidated financial statements.

        BIOFUELS POWER CORP.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         Summary of Significant Accounting Policies

Background

Biofuels Power Corp. (“BPC”), a Texas corporation, was incorporated in 2004 as Aegis Products, Inc.  The Company is a distributed energy company that is pioneering the use of biodiesel to fuel small electric generating facilities that are located in close proximity to end-users. BPC’s first power plant is currently located near Houston, Texas in the city of Oak Ridge North.  During February 2007, BPC began generating and selling its power through Fulcrum Power to Centerpoint Energy.

Aegis Products, Inc. was incorporated in Texas on January 20, 2004 as a wholly-owned subsidiary of Texoga Technologies Corp. (“Texoga”).  Effective December 31, 2004 Aegis was spun off from Texoga through a share distribution to the Texoga shareholders with 87 owners receiving a total of 14,512,380 shares.  During 2006 the Texoga BioFuels 2006-1 and 2006-2 partnerships were established and each raised $3.5 million to develop biofueled power projects in the Houston, Texas area.  Texoga began serving as the general partner and on November 6, 2006,  Texoga transferred its general partner role to Aegis which simultaneously changed its name to Biofuels Power Corp.

The Company has not generated any significant revenues since inception and is, therefore, a development stage enterprise.

Consolidation

In accordance with FIN 46(R), which requires the consolidation of certain variable interest entities, these consolidated financial statements include the accounts of BPC, Texoga BioFuels 2006-1, Ltd, (“TBF-1”) and Texoga BioFuels 2006-2, Ltd. (“TBF-2”).  BPC, TBF-1 and TBF-2 are referred to collectively as the “Company”.  For presentation purposes, the equity interests of the limited partners in TBF-1 and TBF-2 have been reflected as minority interest shareholders.  All material intercompany transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers any highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

        BIOFUELS POWER CORP.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         Summary of Significant Accounting Policies, continued

Derivative Instruments and Hedging

The Company uses derivatives to hedge against increases in the price of feedstock, primarily soybean oils, used in the production of biodiesel.  All derivative instruments are recorded as assets or liabilities on the balance sheet at fair value.  Changes in the fair value of derivatives are either recorded in the income statement or other comprehensive income, as appropriate.  The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in income in the period that changes in fair value occur.  The effective portion of the gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income.  The remaining gain or loss in excess of the cumulative change in the present value of the cash flows of the hedge item, if any, is recognized in income.

Revenue Recognition

Revenue, which began to be recorded during 2007, is recognized when the electricity produced is provided to the electric grid maintained by the Electric Reliability Council of Texas (ERCOT).  A power sales agreement is in place with Fulcrum Power, a Qualified Scheduling Entity (QSE) for ERCOT.  Electric sales into ERCOT may only be made through the scheduling of a QSE, which also receives payment from ERCOT for all sales in a process called “settlement.”  Initial settlement takes place eight (8) days after the date of sale with subsequent adjustments at sixty (60) days and one hundred eighty (180) days after the sale, if needed.  All of the sales from the Company’s Oak Ridge North facility are made into the ERCOT Balancing Energy Market. Such sales are priced by ERCOT for each fifteen (15) minute interval of each hour of each day.  The price for all balancing energy dispatched in a given interval is the highest bid of any electricity dispatched by ERCOT in that interval.  The price per megawatt is determined at the time of the sale.  ERCOT bills each utility company purchaser, collects the money due under a formal settlement process and remits the proceeds to the QSE scheduling the electricity actually purchased.  The QSE pays the power generator when it receives payment from ERCOT. The Company pays Fulcrum Power a monthly fee for services that is not directly related to the revenue the Company receives from sales of electricity.  Revenue is also recognized for the gallons of biodiesel used to generate electricity produced and sold into the ERCOT grid.  Biodiesel is classified as a renewable fuel that is eligible for Federal credits of $1.00 per gallon for biodiesel manufactured from virgin agricultural products and $0.50 per gallon for biodiesel produced from non virgin oils and fats.  The gallons used are reported to the Federal government and the Company receives a payment of $1.00 per gallon.

Accounts Receivable

Accounts receivable, when generated, consist primarily of amounts due from certain companies for the sale of power to the electric grid.  An allowance for doubtful accounts is provided, when appropriate, based on past experience and other factors which, in management’s judgment, deserve current recognition in estimating probable bad debts.  Such factors include circumstances with respect to specific accounts receivable, growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions.  As of December 31, 2006 and 2005 the Company had no accounts receivable.

Prepaid Fuel Costs

Prepaid fuel costs represent the prepayment of 208,000 gallons of biodiesel from an affiliated company.  The Company took possession and used these gallons to produce electricity during 2007.

        BIOFUELS POWER CORP.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         Summary of Significant Accounting Policies, continued

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation.  Expenditures for normal repairs and maintenance are charged to expense as incurred.  Fixed assets are depreciated using the straight-line method for financial reporting purposes over their estimated useful life of 3 to 10 years.  The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss is included in operations.

Impairment of Long-Lived Asset

 Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable.  If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying value amount to determine if an impairment of such asset is necessary.  The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

Income Taxes

The Company uses the liability method in accounting for income taxes.  Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

The Partnership’s taxable income or loss for any period is included in the tax returns of the individual partners and, therefore, the Partnership does not provide for federal income taxes.

Unissued Common Stock

The Company records unissued common stock when it receives cash, services or limited partnership conversion for common stock which has yet to be issued.  Such unissued common stock is included in weighted average shares outstanding for the calculation of the loss per share during the period for which the cash was committed and services provided if there were no further contingencies associated with the transaction and the unissued common stock was entitled to participate in dividends.

Loss Per Common Share

The Company provides basic and dilutive loss per common share information for each period presented.  The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding.  Diluted net loss per common share is computed by dividing the net loss, adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities.  For the year ended December 31, 2006 and 2005, the Company did not have any potential dilutive securities.

        BIOFUELS POWER CORP.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         Summary of Significant Accounting Policies, continued

Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123(R) Share Based Payments (“SFAS 123(R)”), using the modified prospective method.  Under the modified prospective method, the Company would begin recognizing expense on January 1, 2006 for the unvested portion of awards granted before the adoption date expected to vest over the remaining vesting period of the award. New awards granted after the adoption date will be expensed ratably over the vesting period of the award.  From inception to December 31, 2006,, the  Company has not granted any share based payments and therefore, the accompanying consolidated financial statements have not been affected.

SFAS 123(R) is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB No. 25, Accounting for Stock Issued to Employees. Under SFAS 123(R), the cost of employee services received in exchange for stock is measured based on the grant-date fair value (with limited exceptions). That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value of immediately vested shares is determined by reference to quoted prices for similar shares and the fair value of shares issued subject to a service period is estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123(R) are recognized as addition to paid-in-capital.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value.  When the book value approximates fair value, no additional disclosure is made.  Fair value estimates of financial instruments are based on relevant market information and may be subjective in nature and involve uncertainties and matters of significant judgment.  The Company believes that the carrying value of its assets and liabilities approximates the fair value of such items.  The Company does not hold or issue financial instruments for trading purposes.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable.  The Company maintains its cash and cash equivalents with major financial institutions selected based upon management’s assessment of the banks’ financial stability.  Balances periodically exceed the $100,000 federal depository insurance limit. The Company has not experienced any losses on deposits.  Accounts receivable will generally arise from sales of power to the electric grid.

Collateral is generally not required for credit granted.  The Company will provide allowances for potential credit losses when necessary.

        BIOFUELS POWER CORP.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         Summary of Significant Accounting Policies, continued

Recently Issued Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”.  This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This statement is effective for fiscal years beginning after September 15, 2006.  Management does not believe the adoption of SFAS 155 will have a material impact on the Company’s financial condition or results of operations.

FASB Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), issued in September 2006, establishes a formal framework for measuring fair value under GAAP.  It defines and docifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements.  Although SFAS 157 applies to and amends the provisions of existing FASB and AICPA pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards.  SFAS 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for SFAS No. 123 (F), share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Management does not believe the adoption of SFAS 157 will have a material impact on the Company’s financial condition or results of operations.

In June 2006, FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The Company does not expect this pronouncement to have a material effect on the financial position or results of operations of the Company.

2.         Hedge Accounts

The Company invested $844,000 and placed a commodity hedge for soybeans in May 2006 for Texoga Bio Fuels 2006-1 and another hedge for soybeans in August 2006 for Texoga Bio Fuels 2006-2. This was a correlative hedge to protect the price of feedstock in the production of biodiesel that is used as the fuel in the renewable energy power plant. As of December 31, 2006 the hedge in Texoga Bio Fuels 2006-1 had an unrealized gain of $ 568,200 and Texoga Bio Fuels 2006-2 had an unrealized gain of $ 682,200.  This hedge is treated as a cash flow hedge and, therefore, the gain, net of the minority interest portion of the gain, has been included in other comprehensive income in stockholders’ equity. During February 2007 the hedge was closed and the Company realized a gain of $1,711,000.

        BIOFUELS POWER CORP.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.           Property and Equipment

Property and equipment consisted of the following at December 31, 2006 and 2005:

	2006	2005

Power generating equipment	$1,060,943	$-
Buildings and improvements	1,174,443	-
Machinery and equipment	177,629	7,398
Less accumulated depreciation	(59,172)	(840)

Total property and equipment, net	$2,353,843	$6,558

Depreciation expense for the years ended December 31, 2006 and 2005 was $58,332 and $840, respectively.

4.         Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities at December 31, 2006 and 2005 were as follows:
	2006	2005
Deferred tax assets:

Receivable from affiliate	$87,287	$-
Net operating loss carry-forwards	22,695	6,398

Total deferred tax assets	109,982	6,398

Valuation allowance	(109,982)	(6,398)

Net deferred tax asset	$-	$-

The difference between the income tax provision (benefit) in the accompanying statement  of operations and the amount that would result if the U.S. Federal statutory income tax rate of 34% were applied for the year-ended December 31, 2006 and 2005, are as follows:

	2006		2005
	Amount	%	Amount	%

Provision (benefit) for income tax at federal
statutory rate	$(134,951)	(34.0)	$(6,786)	(34.0)
Increase in valuation allowance	103,584	26.1	6,398	32.1
Other	31,367	7.9	388	1.9

	$-	0.0	$-	0.0

        BIOFUELS POWER CORP.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.         Income Taxes, continued

As of December 31, 2006, for U.S. federal income tax reporting purposes, the Company has approximately $66,750 of unused net operating losses (“NOL's”) available for carryforward to future years.  The benefit from carryforward of such NOL's will expire during various years through 2026.  Because United States tax laws limit the time during which NOL carryforwards may be applied against future taxable income, the Company may be unable to take full advantage of its NOL for federal income tax purposes should the Company generate taxable income.  Further, the benefit from utilization of NOL carryforwards could be subject to limitations due to material ownership changes that may or may not occur in the Company.  Based on such limitations, the Company has significant NOL’s for which realization of tax benefits is uncertain.

5.         Stockholders’ Equity

The Company entered into an investment banking contract with M1 Energy Capital Securities, LLC (“M1 Energy”) of Chicago, Illinois to raise capital under a Regulation D Private Placement Offering. M1 Energy raised $3,500,000 for TBF-1 and $3,500,000 for TBF-2. These offerings were to sell up to 3,500 Membership Units (“Units”) to accredited investors at $1,000 per unit. The total cost paid to M1 Energy of $769,133 was recorded as a reduction in the minority interest liability.  M1 Energy also raised $1,466,500 through December 31, 2006 for a Private Placement for Biofuels Power Corp. M1 Energy was owed $146,650 as compensation for this service as of December 31, 2006, which was accrued in accounts payable and recorded as an offering cost in stockholders’ equity.

Under the terms of the Partnership agreements, the partners are entitled to receive 90% of net cash flow from operations until they receive cumulative cash distributions of $14 million.  Thereafter, the partners are entitled to receive 15% of the net cash flow from operations until the Company exercises the buy-out rights specified in the agreements.

During the period from formation of the Partnerships through December 2006, market prices of feedstocks used in the production of the biodiesel fuel used to power the Company’s power generation facilities rose dramatically, making the Company’s projected operations less profitable than originally intended.  In response to the adverse market conditions for biodiesel feedstocks, in December 2006 the Company made an exchange offer (the “December 2006 Exchange Offer”) by which all limited partners of the Partnerships were given the opportunity to exchange Units of limited partner interests in the Partnerships for shares of the Company’s common stock equivalent in value to the cash amount paid by such limited partners for the original purchase of their respective Units.  The basis of the December 2006 Exchange Offer was 1,500 shares of Company common stock for each tendered Unit, the equivalent of $0.67 per share.  As of December 31, 2006, limited partners in TBF-1 had tendered 700 Units, and limited partners in TBF-2 had tendered 580 Units, resulting in the Company being obligated to issue 1,920,000 shares of its common stock of which 870,000 shares were issued as of December 31, 2006 and 1,050,000 issued in 2007 (See Note 8).  Since the fair value of the common stock is $0.75 per share, based on the cash price received for the common stock in the current private placement, the Company has recorded the value of the excess shares issued upon conversion of the limited partnership interests of $160,000 as settlement expense in general and administrative expense in the accompanying statement of operations for the year ended December 31, 2006.

 6.         Commitments and Contingencies

Operating Lease

In January 2007, the Company entered into a lease sharing arrangement with Texoga and Safe Renewables Corp., an affiliated company, for its office space.  The lease is a ten-year operating lease which requires total monthly payments of approximately $43,000 for the initial year with escalation each year thereafter until expiration in March 2017.  In accordance with the rent sharing arrangement, the Company is required to pay $9,388 per month for its share of the rent.

        BIOFUELS POWER CORP.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As per this lease agreement, the Company was required to establish a letter of credit in the amount of $855,000 with a major financial institution.  Collateral for this letter of credit is the investment in certificates of deposit included in the accompanying balance sheet.

On August 1, 2007 the Company entered into a ground lease agreement with the city of Oak Ridge North for the location of the first power project. The lease is a 44-month-lease which requires monthly payments of $3,500 per month.  The agreement contains options to renew the lease for two consecutive five year terms.

On May 1, 2007 the Company entered into a commercial lease agreement for the location of the second power plant. The lease is a five year lease with an option for an additional five year period.  The lease requires payments starting at $ 2,620 per month and escalating no more than 4% per year thereafter.

Future minimum rental payments required under noncancelable lease agreements are as follows:

	Turbine	Corporate	Oak Ridge	All
Years	Plant	Office	North Plant	Leases

2007	$20,966	$112,654	$15,000	$148,620
2008	32,288	115,343	42,000	189,631
2009	33,579	118,947	42,000	194,527
2010	34,922	120,750	42,000	197,673
2011	36,319	122,552	10,500	169,372
2012	-	124,354	-	124,354
2013	-	126,156	-	126,156
2014	-	127,959	-	127,959
2015	-	129,761	-	129,761
2016	-	131,563	-	131,563

	$158,077	$1,230,043	$151,500	$1,539,620

Litigation

The Company does not have any litigation at this time.

Fulcrum Power Agreement

In January 2007, the Company entered into a three year Energy Management Agreement with Fulcrum Power Services, L.P. (“Fulcrum”) whereby Fulcrum is to perform as the Qualified Scheduling Entity for the Company’s power generating facility.  Per the agreement, the Company is required to pay Fulcrum $6,000 per month for the first year of the agreement with a 5% escalation in the fee for each year thereafter.

Tolling Agreement

BPC entered into a tolling agreement with Safe Renewables Corp. on September 12, 2006 to process biodiesel for its power projects for a price of $0.50 per gallon.  This contract expires on December 31, 2008 but is extendable for consecutive one-year terms.

7.         Related Party Transactions

During 2005, the Company purchased certain equipment from Texoga for $27,792 and recorded a payable to affiliates for $27,792.  The Company spent $9,208 improving this equipment and later in 2005 sold it to Safe Renewables Corp., which is considered a related party due to the fact that both the Company and Safe Renewables were a spin-off of Texoga resulting in significant common shareholders, for $32,300, resulting in a loss of $4,700.

        BIOFUELS POWER CORP.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Also during 2005, the Company sold certain tanks to Safe Renewables Corp. for $28,000, which resulted in no gain or loss.

During 2006, the Company sold certain assets to Safe Renewables Corp. for $80,655, resulting in a gain of $18,300.

During 2006, the Company prepaid for the purchase of 208,000 gallons of biofuel from its affiliate, Safe Renewables Corp. for $476,970.

During 2006, the Company advanced $256,725 to its affiliate, Safe Renewables Corp. to assist with the  purchase of certain leasehold improvements and to pay for certain operating costs.  These advances were recorded as a receivable from affiliate.  As of December 31 2006 the Company has reserved the entire $256,725 as an allowance for doubtful accounts due to the uncertainty of collection.

8.         Subsequent Events

Private Placement

During 2007 the Company continued to offer shares of its common stock in a private placement offering priced at $0.75 per share.  During 2007 the Company issued 3,400,140 shares of its common stock and received $2,543,500 in additional cash proceeds in connection with this offering.

On March 15, 2007 the Company made a second exchange offer (the “March 15, 2007 Exchange Offer”) for Units of TBF-1 and TBF-2.  The basis of the March 15, 2007 Exchange Offer was to exchange one hundred units of $100,000 original issuance value for 1,500 shares of the Company’s common stock per unit (or ratable portion thereof) or to exchange such 100 units for a cash payment of $102,500 (or ratable portion thereof).  The Company has acquired 2,745 Units of TBF-1 and 1,950 Units of TBF-2 pursuant to this March 15, 2007 Exchange Offer and the December 2006 Exchange Offer, through the issuance of 6,292,500 shares of its common stock and cash payments of $512,500.

In August of 2007, the Company made a third exchange offer (the “August 2007 Exchange Offer”) for all outstanding Units of TBF-1, which offer continues to be in effect.  The basis of the August 2007 Exchange Offer was, following receipt by the limited partner of a distribution by TBF-1 of current allocable income, as follows: a cash payment of $100 from the Company plus, at the election of the tendering limited partner, either (A), receipt of 1,133.33 shares of the Company’s common stock, valued at $0.75 per share, or (B) a promissory note made by the Company with a principal value of $850, payable over four years with 12.5% annual interest.  In the case of option (B), the Company has, with payee partner consent, the ability to repay the principal in either cash or registered shares of Company common stock, provided that the Company’s common stock is at the time of payment trading on a public exchange or bulletin board quotation system and has achieved certain trading volume requirements.

As a result of the December 2006 Exchange Offer, the March 15, 2007 Exchange Offer, and the August 2007 Exchange Offer, the Company currently owns 3,500 Units of TBF-1 and 1,850 Units of TBF-2, representing 100% and 53% of the outstanding Units of TBF-1 and TBF-2, respectively.

BIOFUELS POWER CORP.

FINANCIAL STATEMENTS
September 30, 2007 and 2006

INDEX TO FINANCIAL STATEMENTS

Biofuels Power Corp. Financial Statements:	Page

Consolidated Balance Sheet as of September 30, 2007 and 2006	F-19

Consolidated Statement of Operations for the nine months ended September 30, 2007 and
2006 and for the period from inception, January 20, 2004 to September 30, 2007	F-20

Consolidated Statement of Stockholders' Equity for the nine months ended September 30,
2007 and for the period from inception, January 20, 2004, to September 30, 2007	F-21

Consolidated Statement of Cash Flows for the years ended September 30, 2007 and
2006 and for the period from inception, January 20, 2004, to September 30, 2007	F-23

Notes to Consolidated Financial Statements	F-24

BIOFUELS POWER CORP.
CONSOLIDATED BALANCE SHEETS
September 30, 2007 and 2006
(Unaudited)

Assets	2007	2006

Current Assets:
Cash and cash equivalents	$3,321,513	$3,533,172
Investment in futures contract, at fair value	-	535,500
Accounts receivable	479	-
Power revenue receivable	101,579	-
Tax rebate receivable	255,458	-
Prepaid fuel costs	-	48,377
Feedstock inventory	37,632	-

Total current assets	3,716,661	4,117,049

Property and equipment, net	5,508,398	1,269,450
Investment in certificate of deposit (restricted)	887,354	-

Total assets	$10,112,413	$5,386,499

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities:
Accounts payable	$335,941	$9,010
Payable to affiliate	27,792	27,792

Total current liabilities	363,733	36,802

Notes payable	456,450	-
Minority interest	497,854	3,131,044

Total liabilities	1,310,037	3,167,846

Commitments and Contingencies

Stockholders’ equity (deficit):
Common stock, $.001 par value, 50,000,000 shares authorized;
27,970,890 and 14,832,380 shares issued and outstanding,
respectively	27,970	14,832
Additional paid in capital	8,995,461	2,695,468
Accumulated other comprehensive loss	-	(308,500)
Accumulated deficit during the development stage	(229,055)	(183,147)

Total stockholders' equity (deficit)	8,794,376	2,218,653

Total liabilities and stockholders' equity (deficit)	$10,112,413	$5,386,499

See accompanying notes to consolidated financial statements

BIOFUELS POWER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2007 and 2006
and for the period from inception, January 20, 2004, to September 30, 2007
(Unaudited)

	Nine Months Ended September 30,		Inception to September 30,
	2007	2006	2007

Power revenue	$186,343	-	$186,343
Tax rebate revenue	327,053	-	327,053

Total revenue	513,396	-	513,396

Cost of sales	791,875	-	791,875

Gross profit	(278,479)	-	(278,479)

Selling, general and administrative expenses	2,976,261	54,479	4,025,772

Operating loss	(3,254,740)	(54,479)	(4,304,251)

Other income:
Gain on investment in futures contract	3,525,330	-	3,525,330
Gain on sale of equipment	-	-	13,600
Other income, net	83,678	23	101,465

Total other income, net	3,609,008	23	3,640,395

Net income (loss) before minority interest	354,268	(54,456)	(663,856)

Minority interest	(150,891)	-	434,801

Net income (loss)	$203,377	$(54,456)	$(229,055)

Basic and diluted net loss per common share	$.007	$(.004)

Weighted average common shares outstanding – basic and
diluted	24,323,082	14,572,380

See accompanying notes to consolidated financial statements.

BIOFUELS POWER CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
for the nine months ended September 30, 2007
and for the period from inception, January 20, 2004, to September 30, 2007
(Unaudited)

	Common Stock
	Shares	Amount	Additional PaidIn Capital	Unissued Common Stock	Subscription Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit		Total

Balance at January 20, 2004	-	$-	$-	$-	$-	$-	$	-$	-

Issuance of common stock upon spin off	14,512,380	14,512	-	-	-	-		-	14,512

Net loss	-	-	-	-	-	-		(15,559)	(15,559)

Balance at December 31, 2004	14,512,380	14,512	-	-	-	-		(15,559)	(1,047)

Net loss	-	-	-	-	-	-		(19,959)	(19,959)

Balance at December 31, 2005	14,512,380	14,512	-	-	-	-		(35,518)	(21,006)

Issuance of common stock for cash, net of offering costs	1,955,669	1,956	1,317,894	-	-	-		-	1,319,850

Issuance of common stock for equipment	200,000	200	149,800	-	-	-		-	150,000

Issuance of common stock for services	120,000	120	89,880	-	-	-		-	90,000

Issuance of common stock for subscription receivable	656,067	656	491,394	-	(492,050)	-		-	-

Issuance of common stock for limited partnership interest	870,000	870	651,630	-	-	-		-	652,500

Unissued common stock for limited partnership interest	-	-	-	787,500		-		-	787,500

Comprehensive income:
Unrealized gain on cash flow hedge, net of minority interest	-	-	-	-	-	226,681		-	226,681

Net loss	-	-	-	-	-	-		(396,914)	(396,914)

Total comprehensive income (loss)	-	-	-	-	-	-		-	(170,233)

Balance at December 31, 2006	18,314,116	$18,314	$2,700,598	$787,500	$(492,050)	$226,681		$(432,432)	$2,808,611

See accompanying notes to consolidated financial statements.

BIOFUELS POWER CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY - continued
for the nine months ended September 30, 2007
and for the period from inception, January 20, 2004, to September 30, 2007
(Unaudited)

	Common Stock
	Shares	Amount	Additional Paid In Capital	Unissued Common Stock	Subscription Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total

Balance at December 31, 2006	18,314,116	$18,314	$2,700,598	$787,500	$(492,050)	$226,681	$(432,432)	$2,808,611

Issuance of common stock for cash, net of offering costs	3,647,207	3,646	2,165,204	-	-	-	-	2,168,850

Issuance of common stock for subscription receivable				-	492,050	-	-	492,050

Issuance of common stock for limited partnership interest	6,009,567	6,010	4,501,166	(787,500)	-	-	-	3,719,676

Comprehensive income:
Change in unrealized gain on cash flow hedge, net of minority interest	-	-	-	-	-	(226,681)	-	(226,681)

Net income	-	-	-	-	-	-	203,377	203,377

Total comprehensive income (loss)	-	-	-	-	-	-	-	(23,304)

Balance at September 30, 2007	27,970,890	$27,970	$8,995,461	$-	$-	$-	$(229,055)	$8,794,376

See accompanying notes to consolidated financial statements.

BIOFUELS POWER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2007 and 2006
and for the period from inception, January 20, 2004, to September 30, 2007
(Unaudited)

			Inception to
			September 30,
	2007	2006	2007

Cash flows from operating activities:
Net income (loss)	$203,377	$(54,456)	(229,055)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	398,873		458,045
Expense related to issuance of common stock for limited partnership
interests	322,988		631,261
Stock issued for services	-	90,000	90,000
Stock issued upon spin-off	-	-	14,512
Minority interest	150,981	-	(373,938)
Bad debt expense	371,508	-	628,634
Gain on sale of assets/investments	(3,525,330)	-	(3,538,930)
Changes in operating assets and liabilities:
Receivables	(357,516)	-	(357,516)
Inventory	(37,632)	-
Prepaid fuel costs	476,970	(48,377)	-
Accounts payable	326,931	8,510	378,735

Net cash used in operating activities	(1,668,850)	(4,323)	(2,298,252)

Cash flows from investing activities:
Proceeds from sale of property and equipment	-		112,955
Purchase of property and equipment	(3,553,428)	(1,262,892)	(5,888,006)
Advances to affiliate	(371,508)	-	(628,634)
Purchase of investment in futures contract	(574,110)	(844,000)	(1,418,110)
Proceeds from sale of investment in futures contract	4,895,362	-	3,747,142
Purchase of certificate of deposit	-	-	(855,776)

Net cash provided by (used in) investing activities	396,316	(2,106,892)	(4,930,429)

Cash flows from financing activities:
Net proceeds from sale of common stock	3,379,146	2,512,615	5,807,961
Distributions paid to minority shareholders	(919,918)	-	(919,918)
Net proceeds from minority interests	(56,216)	3,131,044	6,174,651
Purchase of limited partnership interests	(512,500)	-	(512,500)

Net cash provided by financing activities	1,890,512	5,643,659	10,550,194

Net increase in cash and cash equivalents	617,978	3,532,444	3,321,513

Cash and cash equivalents, beginning of period	2,703,535	728	-

Cash and cash equivalents, end of period	$3,321,513	$3,533,173	$3,321,513

Supplemental disclosure of cash flow information:
Interest paid	$-	$-	$-

Income taxes paid	$-	$-	$-

Non-cash investing and financing activities:
Common stock issued for equipment	$-	$-	$150,000

Purchase of equipment through payable to affiliate	$-	$-	$27,792

Unrealized gain (loss) on cash flow hedge, including minority interest portion	$(226,681)	$(308,500)	$1,023,719

Issuance of common stock for subscription receivable	$-	$-	$(492,050)

Issuance of common stock upon spin-off	$-	$-	$14,512

Issuance of common stock for limited partnership interest	$5,281,875	$-	$5,934,375

Issuance of unissued common stock	$(787,500)	$-	$-

Note payable for exchange of limited partnership interest	$456,500	$-	$456,500
See accompanying notes to consolidated financial statements.

        BIOFUELS POWER CORP.

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.          Summary of Significant Accounting Policies

Background

Biofuels Power Corp. (“BPC”), a Texas corporation, was incorporated in 2004 as Aegis Products, Inc.  The Company is a distributed energy company that is pioneering the use of biodiesel to fuel small electric generating facilities that are located in close proximity to end-users. BPC’s first power plant is currently located near Houston, Texas in the city of Oak Ridge North.  During February 2007, BPC began generating and selling its power through Fulcrum Power to Centerpoint Energy.

Aegis Products, Inc. was incorporated in Texas on January 20, 2004 as a wholly-owned subsidiary of Texoga Technologies Corp. (“Texoga”).  Effective December 31, 2004 Aegis was spun off from Texoga through a share distribution to the Texoga shareholders with 87 owners receiving a total of 14,512,380 shares.  During 2006 the Texoga Bio Fuels 2006-1 and 2006-2 partnerships were established and each raised $3.5 million to develop biofueled power projects in the Houston, Texas area.  Texoga began serving as the general partner and on November 6, 2006, Texoga transferred its general partner role to Aegis which simultaneously changed its name to Biofuels Power Corp.

The Company has not generated any significant revenues since inception and is, therefore, a development stage enterprise.

Interim Financial Statements

The unaudited condensed financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission.  The financial statements reflect all adjustments that are, in the opinion of management, necessary to fairly present such information.  All such adjustments are of a normal recurring nature.  Although the Company believes that the disclosures are adequate to make the information presented not misleading, certain information and footnote disclosures, including a description of significant accounting policies normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), have been condensed or omitted pursuant to such rules and regulations.

These interim financial statements should be read in conjunction with the December 31, 2006 audited financial statements and the notes thereto.  The results of operations for interim periods are not necessarily indicative of the results for any subsequent quarter or the entire year.

Consolidation

In accordance with FIN 46(R), which requires the consolidation of certain variable interest entities, these consolidated financial statements include the accounts of BPC, Texoga BioFuels 2006-1, Ltd, (“TBF-1”) and Texoga BioFuels 2006-2, Ltd. (“TBF-2”).  BPC, TBF-1 and TBF-2 are referred to collectively as the “Company”.  For presentation purposes, the equity interests of the limited partners in TBF-1 and TBF-2 have been reflected as minority interest shareholders.  All material intercompany transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could materially differ from those estimates.

        BIOFUELS POWER CORP.

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.          Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents

The Company considers any highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Derivative Instruments and Hedging

The Company uses derivatives to hedge against increases in the price of feedstock, primarily soybean oils, used in the production of biodiesel.  All derivative instruments are recorded as assets or liabilities on the balance sheet at fair value.  Changes in the fair value of derivatives are either recorded in the income statement or other comprehensive income, as appropriate.  The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in income in the period that changes in fair value occur.  The effective portion of the gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income.  The remaining gain or loss in excess of the cumulative change in the present value of the cash flows of the hedge item, if any, is recognized in income.

Revenue Recognition

Revenue, which began to be recorded during 2007, is recognized when the electricity produced is provided to the electric grid maintained by the Electric Reliability Council of Texas (ERCOT).  A power sales agreement is in place with Fulcrum Power, a Qualified Scheduling Entity (QSE) for ERCOT.  Electric sales into ERCOT may only be made through the scheduling of a QSE, which also receives payment from ERCOT for all sales in a process called “settlement.”  Final settlement takes place eighty (80) days after the date of sale with adjustments at sixty (60) days and one hundred eighty (180) days after the sale, if needed.  All of the sales from the Company’s Oak Ridge North facility are made into the ERCOT Balancing Energy Market. Such sales are priced by ERCOT for each fifteen (15) minute interval of each hour of each day.  The price for all balancing energy dispatched in a given interval is the highest bid of any electricity dispatched by ERCOT in that interval.  The price per megawatt is determined at the time of the sale.  ERCOT bills each utility company purchaser, collects the money due under a formal settlement process and remits the proceeds to the QSE scheduling the electricity actually purchased.  The QSE pays the power generator when it receives payment from ERCOT. The Company pays Fulcrum Power a monthly fee for services that are not directly related to the revenue the Company receives from sales of electricity.  Revenue is also recognized for the gallons of biodiesel used to generate electricity produced and sold into the ERCOT grid.  Biodiesel is classified as a renewable fuel that is eligible for Federal credits of $1.00 per gallon for biodiesel manufactured from virgin agricultural products and $0.50 per gallon for biodiesel produced from non virgin oils and fats.  The gallons used are reported to the Federal government and the Company receives a payment of $1.00 per gallon.

Accounts Receivable

Accounts receivable, when generated, consist primarily of amounts due from certain companies for the sale of power to the electric grid.  An allowance for doubtful accounts is provided, when appropriate, based on past experience and other factors which, in management’s judgment, deserve current recognition in estimating probable bad debts.  Such factors include circumstances with respect to specific accounts receivable, growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions.  As of September 30, 2007, the Company had recorded no allowance for doubtful accounts.

        BIOFUELS POWER CORP.

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies, continued

Prepaid Fuel Costs

Prepaid fuel costs represent the prepayment in 2006 of 208,000 gallons of biodiesel from an affiliated company.  The Company took possession and used all 208,000 gallons to produce electricity during the nine months ended September 30, 2007.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation.  Expenditures for normal repairs and maintenance are charged to expense as incurred.  Fixed assets are depreciated using the straight-line method for financial reporting purposes over their estimated useful life of 3 to 10 years.  The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss is included in operations.

Impairment of Long-Lived Asset

 Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable.  If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying value amount to determine if an impairment of such asset is necessary.  The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

Income Taxes

The Company uses the liability method in accounting for income taxes.  Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

The Partnership’s taxable income or loss for any period is included in the tax returns of the individual partners and, therefore, the Partnership does not provide for federal income taxes.

Unissued Common Stock

The Company records unissued common stock when it receives cash, services or limited partnership conversion for common stock which has yet to be issued.  Such unissued common stock is included in weighted average shares outstanding for the calculation of the loss per share during the period for which the cash was committed and services provided if there were no further contingencies associated with the transaction and the unissued common stock was entitled to participate in dividends.

Loss Per Common Share

The Company provides basic and dilutive loss per common share information for each period presented.  The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding.  Diluted net loss per common share is computed by dividing the net loss, adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities.  For the nine month periods ended September 30, 2007, and 2006, the Company did not have any potential dilutive securities.

        BIOFUELS POWER CORP.

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.          Summary of Significant Accounting Policies, continued

Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123(R) Share Based Payments (“SFAS 123(R)”), using the modified prospective method.  Under the modified prospective method, the Company would begin recognizing expense on January 1, 2006 for the unvested portion of awards granted before the adoption date expected to vest over the remaining vesting period of the award. New awards granted after the adoption date will be expensed ratably over the vesting period of the award.  From inception to December 31, 2006, the Company has not granted any share based payments and therefore, the accompanying consolidated financial statements have not been affected.

SFAS 123(R) is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB No. 25, Accounting for Stock Issued to Employees. Under SFAS 123(R), the cost of employee services received in exchange for stock is measured based on the grant-date fair value (with limited exceptions). That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value of immediately vested shares is determined by reference to quoted prices for similar shares and the fair value of shares issued subject to a service period is estimated using an option-pricing model. Excess tax benefits, as defined in SFAS 123(R) are recognized as addition to paid-in-capital.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value.  When the book value approximates fair value, no additional disclosure is made.  Fair value estimates of financial instruments are based on relevant market information and may be subjective in nature and involve uncertainties and matters of significant judgment.  The Company believes that the carrying value of its assets and liabilities approximates the fair value of such items.  The Company does not hold or issue financial instruments for trading purposes.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable.  The Company maintains its cash and cash equivalents with major financial institutions selected based upon management’s assessment of the banks’ financial stability.  Balances periodically exceed the $100,000 federal depository insurance limit. The Company has not experienced any losses on deposits.  Accounts receivable will generally arise from sales of power to the electric grid.

Collateral is generally not required for credit granted.  The Company will provide allowances for potential credit losses when necessary.

Recently Issued Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”.  This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This statement is effective for fiscal years beginning after September 15, 2006.  Management does not believe the adoption of SFAS 155 will have a material impact on the Company’s financial condition or results of operations.

        BIOFUELS POWER CORP.

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FASB Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), issued in September 2006, establishes a formal framework for measuring fair value under GAAP.  It defines and docifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements.  Although SFAS 157 applies to and amends the provisions of existing FASB and AICPA pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards.  SFAS 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for SFAS No. 123 (F), share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Management does not believe the adoption of SFAS 157 will have a material impact on the Company’s financial condition or results of operations.

In June 2006, FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The Company does not expect this pronouncement to have a material effect on the financial position or results of operations of the Company.

2.          Hedge Accounts

The Company invested $844,000 and placed a commodity hedge for soybeans in May 2006 for Texoga Bio Fuels 2006-1 and another hedge for soybeans in August 2006 for Texoga Bio Fuels 2006-2. This was a correlative hedge to protect the price of feedstock in the production of biodiesel that is used as the fuel in the renewable energy power plant. As of December 31, 2006 the hedge in Texoga Bio Fuels 2006-1 had an unrealized gain of $568,200 and Texoga Bio Fuels 2006-2 had an unrealized gain of $682,200.  This hedge is treated as a cash flow hedge and, therefore, the gain, net of the minority interest portion of the gain, had been included in other comprehensive income in stockholders’ equity. During February 2007 the hedge was closed and the Company realized a total gain of $1,711,000.

The Company invested $286,420 and placed a commodity hedge for cotton in February 2007 for Texoga Bio Fuels 2006-1 and invested $287,690 in another hedge for cotton in February 2007 for Texoga Bio Fuels 2006-2. This was a correlative hedge to protect the price of feedstock in the production of biodiesel that is used as the fuel in the renewable energy power plant. During July, 2007 the hedge was closed for Texoga Bio Fuels 2006-1 and realized a gain of $474,329 and the hedge was closed for Texoga Bio Fuels 2006-2 and realized a gain of $628,548.
3.         Property and Equipment

Property and equipment consisted of the following at September 30, 2007:
9-30-07

Power generating equipment	$4,196,497
Buildings and improvements	1,626,294
Machinery and equipment	143,652
Less accumulated depreciation	(458,045)
Total property and equipment, net	$5,508,371

Depreciation expense for nine months ended September 30, 2007 was $398,873.

        BIOFUELS POWER CORP.

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4.          Stockholders’ Equity

The Company entered into an investment banking contract with M1 Energy Capital Securities, LLC (“M1 Energy”) of Chicago, Illinois to raise capital under a Regulation D Private Placement Offering. M1 Energy raised $3,500,000 for TBF-1 and $3,500,000 for TBF-2. These offerings were to sell up to 3,500 Membership Units (“Units”) to accredited investors at $1,000 per unit. The total cost paid to M1 Energy of $769,133 was recorded as a reduction in the minority interest liability.  M1 Energy also raised $4,270,373 through September 30, 2007 for a Private Placement for Biofuels Power Corp. M1 Energy was paid $225,000 and was owed $367,750 as compensation for this service as of September 30, 2007, which was accrued in accounts payable and recorded as an offering cost in stockholders’ equity.

Under the terms of the Partnership agreements, the partners are entitled to receive 90% of net cash flow from operations until they receive cumulative cash distributions of $14 million.  Thereafter, the partners are entitled to receive 15% of the net cash flow from operations until the Company exercises the buy-out rights specified in the agreements.

During the period from formation of the Partnerships through September 2007, market prices of feedstocks used in the production of the biodiesel fuel used to power the Company’s power generation facilities rose dramatically, making the Company’s projected operations less profitable than originally intended.  In response to the adverse market conditions for biodiesel feedstocks, in December 2006 the Company made an exchange offer (the “December 2006 Exchange Offer”) by which all limited partners of the Partnerships were given the opportunity to exchange Units of limited partner interests in the Partnerships for shares of the Company’s common stock equivalent in value to the cash amount paid by such limited partners for the original purchase of their respective Units.  The basis of the December 2006 Exchange Offer was 1,500 shares of Company common stock for each tendered Unit, the equivalent of $0.67 per share.  On March 15, 2007 the Company made a second exchange offer (the “March 15, 2007 Exchange Offer”) for Units of TBF-1 and TBF-2.  The basis of the March 15, 2007 Exchange Offer was to exchange one hundred Units of $100,000 original issuance value for 1,500 shares of the Company’s common stock per unit, the equivalent of $0.67 per share (or ratable portion  thereof) or to exchange such 100 units for a cash payment of $102,500 (or ratable portion thereof).  As of September 30, 2007, limited partners in TBF-1 had tendered 2,745 Units, and limited partners in TBF-2 had tendered 1,950 Units, resulting in the Company being obligated to issue 6,292,500 shares of its common stock of which 870,000 shares were issued as of December 31, 2006 and 5,422,500 issued in 2007.  In addition, the Company was required to pay $512,500 for the exchange of 500 partnership units.  Since the fair value of the common stock is $0.75 per share, based on the cash price received for the common stock in the current private placement, the Company has recorded the value of the excess shares issued upon conversion of the limited partnership interests of $322,988 as settlement expense in general and administrative expense in the accompanying statement of operations for the nine months ended September 30, 2007.

5.          Related Party Transactions

During the nine months ended September 30, 2007, the Company advanced $628,234 to its affiliates, Texoga and Safe Renewables Corp.  This advance was recorded as a receivable from affiliate.  As of September 30, 2007, the Company has reserved the entire $628,234 as an allowance for doubtful accounts due to the uncertainty of collection.

6.          Subsequent Events

Private Placement

In November of 2007, the Company made a fourth exchange offer (the “November 2007 Exchange Offer”) for all outstanding Units of TBF-1, which offer continues to be in effect.  The basis of the November 2007 Exchange Offer was, following receipt by the limited partner of a distribution by TBF-2 of current allocable income, as follows: a cash payment of $100 from the Company plus, at the election of the tendering limited partner, either (A), receipt of 1,266.66 shares of the Company’s common stock, valued at $0.75 per share, or (B) a promissory note made by the Company with a principal value of $850, payable over four years with12.5% annual interest.  In the case of option (B), the Company has, at its option, the ability to repay the principal in either cash or registered shares of Company common stock, provided that the Company’s common stock is at the time of payment trading on a public exchange or bulletin board quotation system and has achieved certain trading volume requirements.

BIOFUELS POWER CORP.

        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As a result of the December 2006 Exchange Offer, the March 15, 2007 Exchange Offer, the August 2007 Exchange Offer, and the November 2007 Exchange Offer, the Company currently owns 3,500 Units of TBF-1 and 2,800 Units of TBF-2, representing 100% and 80% of the outstanding Units of TBF-1 and TBF-2, respectively.

PART III

Items 1 and 2.    Index to Exhibits and Description of Exhibits

           An index to and description of the financial statements filed as part of this Form 10-SB is set forth below.

Exhibit Number	Description
3.1	Certificate of Incorporation of Aegis Products Inc. (currently Biofuels Power Corporation) dated January 11, 2004
3.2	First Amendment to the Certificate of Incorporation of Aegis Products Inc. (currently Biofuels Power Corporation) dated December 1, 2006
3.3	Curative Amendment to the Certificate of Incorporation of Biofuels Power Corp. dated November 12, 2007
3.4	By-laws of Biofuels Power Corporation
4.1	Form of Common Stock Certificate
4.2	Form of 12.5% Senior Convertible Debenture Due 2011
10.1	2007 Stock Incentive Plan
10.2	Ground Lease for 1/2-half acre parcel in Oak Ridge North Texas
10.3	Ground Lease for 1.5 acre parcel in Montgomery County Texas
10.4	Master Real Estate Lease for executive offices located at 10003 Woodloch Forest Drive, Suite 900, The Woodlands, Texas, 77380
10.5	Rent Sharing Agreement for executive offices located at 10003 Woodloch Forest Drive, Suite 900, The Woodlands, Texas, 77380
10.6	Limited Partnership Agreement of Texoga Biofuels Partners 2006-II, as amended
10.7	Power Marketing Agreement with Fulcrum Power Services, LP,
10.8	Interconnect Agreement With Centerpoint Energy for Oak Ridge North facility
10.9	Interconnect Agreement With Entergy for Montgomery County facility
14.1	Code of Business Conduct and Ethics

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, on January 11, 2008.

BIOFUELS POWER CORPORATION
By:	/s/ FRED O’CONNOR Frederick O’Connor Chief Executive Officer